HellerEhrman

BEST AVAILABLE COPY

082-03783

October 10, 2007

[redacted]

07027340

3628

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

RECEIVED
OCT 15 2007
WASH. D.C. 160 SECTION

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-3782

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the Change of the Sponsor Representative for the Share Split Reform, dated September 19, 2007, published (in Chinese language) in the China Securities Journal on September 20, 2007;

2. The Company's announcement regarding the Auction of a Multi-storey Garage, dated September 13, 2007, published (in Chinese language) in the China Securities Journal on September 14, 2007;

3. The Company's announcement regarding the Summary of Semi-annual Report 2007, dated August 23, 2007, published (in Chinese language) in the China Securities Journal on August 23, 2007;

dw10/19

4. The Company's announcement regarding the Failure of its Owned Project Company to accept the Annual Inspection, dated August 8, 2007, published (in Chinese language) in the China Securities Journal on August 9, 2007;

5. The Company's announcement regarding Self-inspection Report and Reorganizing Plan regarding the Company Administration Special Activities, dated July 12, 2007, published (in Chinese language) in the China Securities Journal on July 13, 2007;

6. The Company's announcement regarding the Resolution of 2006 Annual Shareholders Meeting, dated June 29, 2007, published (in Chinese language) in the China Securities Journal on June 30, 2007;

7. The Company's announcement regarding the Resolution of the Eighth Meeting of the Fifth Board, the contact information of the Company Administration Special Activities and the Notice of the 2006 Annual Shareholders Meeting, dated June 8, 2007, published (in Chinese language) in the China Securities Journal on June 9, 2007;

8. The Company's announcement regarding the Shareholder's Reducing the Holding Shares, dated May 24, 2007, published (in Chinese language) in the China Securities Journal on May 25, 2007;

9. The Company's announcement regarding the Abnormal Fluctuation in the Stock Transaction, dated May 14, 2007, published (in Chinese language) in the China Securities Journal on May 14, 2007;

10. The Company's announcement regarding the Public Auction of the Shares of the Joint Venture Company, dated March 21, 2007, published (in Chinese language) in the China Securities Journal on March 22, 2007;

11. The Company's announcement regarding the impact of paying for the Special Fund for Public Facilities Affiliated to Real-estate Projects on the Company, dated February 1, 2007, published (in Chinese language) in the China Securities Journal on February 1, 2007;

12. The Company's announcement regarding the Third Quarter Report of 2006 of Shenzhen Changcheng Investment Holding Co. Ltd., dated October 28, 2006, published (in Chinese language) in the China Securities Journal on October 28, 2006; and

13. The Company's announcement regarding the Summary of Interim Report 2006, dated August 23, 2006, published (in English language) in the Takungpao on August 23, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

证券代码:[illegible]　证券简称:长城开发　公告编号:2007-[illegible]

深圳长城开发科技股份有限公司董事会公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或者重大遗漏。

本公司正在讨论重大事项,因该事项尚需进行进一步论证,存在重大不确定性,公司已申请股票将于2007年9月20日起停牌,待重大事项公告后复牌。

本公司将及时披露上述事项的进展情况。

敬请广大投资者注意风险。

特此公告!

深圳长城开发科技股份有限公司
董事会
二〇〇七年九月二十日

证券代码:000029、200029　证券简称:深深房A、深深房B　公告编号:2007-020

深圳经济特区房地产(集团)股份有限公司关于变更股权分置改革保荐代表人的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或者重大遗漏。

本公司于近日收到本公司股权分置改革保荐机构—兴业证券股份有限公司发来的《兴业证券股份有限公司关于更换深圳经济特区房地产(集团)股份有限公司股权分置改革持续督导工作保荐代表人的函》。原负责本公司股权分置改革保荐和持续督导工作的保荐代表人陈正旭因为工作调动的原因已从兴业证券股份有限公司离职,由保荐代表人张跃同接替陈正旭的工作,继续履行本公司股权分置改革工作的持续督导职责。

备查文件:

1、《兴业证券股份有限公司关于更换深圳经济特区房地产(集团)股份有限公司股权分置改革持续督导工作保荐代表人的函》

2、《陈正旭关于对深圳经济特区房地产(集团)股份有限公司股权分置改革持续督导期间有关事项的说明》

特此公告

深圳经济特区房地产(集团)股份有限公司董事会
2007年9月19日

证券代码:000060　证券简称:中金岭南　公告编号:2007-27

深圳市中金岭南有色金属股份有限公司重大事项公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

公司近日从深圳市中级人民法院获悉,公司原总经理郑煌明涉嫌挪用公款案于2007年9月17日在深圳市中级人民法院开庭审理。

根据《深交所股票上市规则》等的有关规定,本公司现就相关情况公告如下:

郑煌明担任本公司总经理的时间为1999年4月至2002年9月,因年龄原因郑煌明已于2006年7月办理了退休手续。

据媒体报,郑煌明因涉嫌在担任本公司总经理期间,在未经公司领导集体研究的情况下,擅自挪用公款,2007年6月20日被广东省检察院逮捕。

郑煌明涉嫌挪用的本公司公款本金已全部归还本公司,未对公司造成直接的经济损失。

本公司目前的生产经营情况一切正常。

本公司将及时公告此案的相关进展情况。

特此公告。

深圳市中金岭南有色金属股份有限公司董事会
2007年9月20日

证券代码:000151　证券简称:中成股份　公告编号:2007-26

中成进出口股份有限公司重大经营事项公告

本公司及董事会全体成员保证信息披露内容的真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

根据中国证券监督管理委员会、深圳证券交易所以及有关法律法规的规定,现将公司近期有关重大经营事项公告如下:

近日,我公司与塞拉利昂共和国公共事业公司签订了总价为196,581,447元人民币(壹亿玖仟陆佰伍拾捌万壹仟肆佰肆拾柒元人民币)的33KV基础电网改扩建项目合同。该工程合同内容包括在塔电站至区域变电站建33/11 KV变电站,其中新建6座变电站。

合同工期为自合同规定的开工日期起的30个日历月以内。项目资金由买方自筹。合同生效条件为双方已正式签署合同且在合同签订后180天内,我公司收到买方支付的合同总价30%预付款。

鉴于国际工程项目周期一般较长,且本合同尚未正式生效,合同仍存在较大风险及不确定性。

预计该项目将对公司的经营工作和收益产生一定的积极影响。

特此公告。

中成进出口股份有限公司董事会

证券代码:000931　证券简称:中关村　公告编号:2007-[illegible]

北京中关村科技发展(控股)股份有限公司重大事项进展公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2007年9月11日,本公司(以下简称:中关村)收到了北京市通商律师事务所受广东粤财投资控股有限公司(以下简称:广东粤财)委托发出的《律师函》,要求中关村立即归还借款,在2007年9月20日前,将为广东CDMA项目提供担保的本金31.2亿元及相应利息汇入广东粤财指定账户。否则,广东粤财将采取包括但不限于诉讼等法律手段保护自身的合法权益,届时广东粤财将追究中关村的违约责任并要求中关村赔偿广东粤财所受到的一切损失(详见公告2007-045号)。

鉴于《律师函》规定的还款截止期日益临近,公司现与广东粤财及关联各方进行紧急磋商,商洽广东CDMA项目担保的解决方案。鉴于该事项涉及金额较大,可能导致中关村净资产为负,且直接影响公司的经营运作和正常存续,为切实保护中小投资者利益,保证全体股东公平知情权,公司申请自即日起,将上述担保事项进行停牌处理。公司将尽快申请复牌,公司将严格按照《上市规则》要求,及时履行信息披露义务。

特此公告

北京中关村科技发展(控股)股份有限公司董事会
二〇〇七年九月二十日

股票代码:600266　股票名称:北京城建　编号:2007-29

北京城建投资发展股份有限公司第三届董事会第十七次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,没有虚假记载、误导性陈述或者重大遗漏。

2007年9月17日,公司以书面和电子邮件方式发出第三届董事会第十七次会议通知。2007年9月19日,公司第三届董事会第十七次会议在公司六层会议室召开,会议应到董事11名,实到9名。董事陈代华、独立董事赵国因公务未能参加会议,独立董事赵国委托独立董事陈行代为出席和表决。董事长刘龙华主持了会议。会议召开符合有关法律、法规和公司章程的规定。会议以10票赞成,0票反对,0票弃权的表决结果审议通过了以下议案:

1、关于公司整体出售望华国际项目的议案。

同意公司以不低于14.5亿元的价格整体出售望华国际项目。待签订正式合同后,公司将另行公告。

2、关于修改公司章程的议案。

公司章程第一章第五条"公司住所:北京市海淀区学院南路62号 邮政编码:100081"变更为"公司住所:北京市海淀区大柳树富海中心 邮政编码:100081"。

此议案尚须公司股东大会审议,股东大会召开时间另行通知。

北京城建投资发展股份有限公司
董事会
2007年9月19日

证券代码:600149　证券简称:华夏建通　编号:临2007-047

华夏建通科技开发股份有限公司关于公司股东所持股份被冻结的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2007年9月18日,本公司接到股东华夏建通科技开发集团有限责任公司(持有本公司股票4431.78万股,占公司总股本的11.66%,为本公司第二大股东。)通知,上海市第一中级人民法院于2007年9月13日依法继续冻结了华夏建通科技开发集团有限责任公司持有的本公司限售流通股股票计4431.78万股(其中1431.78万股为轮候冻结,3000万股为续冻。),冻结期限:自2007年9月17日至2008年3月15日止。(详见公司2006年3月22日公告,临2006-003及公司2007年3月20日公告,临2007-018)

目前,华夏建通科技开发集团有限责任公司持有的本公司限售流通股4431.78万股已全部被冻结。

特此公告

华夏建通科技开发股份有限公司
董事会
二〇〇七年九月二十七日

证券代码(A/H):000063/763　证券简称(A/H):中兴通讯　公告编号:200743

中兴通讯股份有限公司重大合同公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整,没有虚假记载、误导性陈述或重大遗漏。

一、释义提示

2007年9月16日,本公司与埃塞电信签订了该合同。该合同总金

的履约能力。埃塞电信与本公司无任何关联关系。

三、合同的主要内容

长沙中联重工科技发展股份有限公司
资产收购及出售进展公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

长沙中联重工科技发展股份有限公司(以下简称"公司")第三届董事会2007年度第二次临时会议及2007年度第一次临时股东大会审议通过了《公司关于收购长沙建设机械研究院有限责任公司资产的议案》、《公司关于收购湖南省浦沅集团有限公司资产的议案》、《公司关于收购湖南浦沅工程机械有限责任公司资产的议案》、《公司关于受让湖南省常德市浦沅机械股份有限公司持有的常德浦沅特种二厂股权的议案》及《公司关于挂牌出售所持湖南建设机械有限公司股权的议案》等五个议案。相关公告刊登于2007年3月20日及2007年4月24日的《中国证券报》、《证券时报》及巨潮资讯网。

2007年6月，公司分别与资产出售方或资产收购方签署了《资产收购协议》或《股权转让协议》。协议签署后，湖南省产权交易所及湖南省国资委对资产收购及出售行为进行了审核。截止2007年9月19日，公司已经收到了《产权交易鉴证书》及《产权交易鉴证登记通知书》。上述交易行为均获得了湖南省产权交易所及湖南省国资委的批复认可。目前，上述交易行为正处于资产过户过程中。

长沙中联重工科技发展股份有限公司
董事会
2007年9月20日

证券代码：000537　　公司简称：广宇发展　　公告编号：2007-031

天津广宇发展股份有限公司股票交易异常波动公告

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、关于股票交易异常情况的说明

公司股票交易价格近期涨幅较大，根据证券交易所关注本公司是否存在应披露而未披露信息。

二、关注、核实情况的说明

针对上述情况，公司根据深圳证券交易所《上市公司信息披露工作指引第3号——股票交易异常波动》的四条的要求，对本公司是否存在应披露而未披露信息进行了必要的核查、核实工作。

三、不存在应披露而未披露信息的声明

本公司董事会确认，本公司目前没有任何根据《深圳证券交易所股票上市规则》等有关规定应予以披露而未披露的事项或与该事项有关的筹划、商谈、意向、协议等，董事会也未获悉本公司有根据《深圳证券交易所股票上市规则》等有关规定应予以披露而未披露的、对本公司股票及其衍生品种交易价格产生较大影响的信息。

四、经自查，本公司不存在违反信息公平披露的情形。

五、公司将严格按照有关法律法规的规定和要求，及时做好信息披露工作。本公司指定信息披露报刊为《中国证券报》、《证券时报》、《上海证券报》及巨潮资讯网(www.cninfo.com.cn)，本公司郑重提醒广大投资者注意投资风险。

特此公告。

天津广宇发展股份有限公司
董事会
2007年9月20日

证券代码：000690　　证券简称：宝新能源　　公告编号：2007-032

广东宝丽华新能源股份有限公司
关于限售流通股持有人出售股份情况的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

2007年9月18日，本公司接到控股股东广东宝丽华集团有限公司(以下简称"宝丽华集团")通知，截止2007年9月18日收盘，"宝丽华集团"已通过深圳证券交易所挂牌交易出售本公司股份6,708,028股，占本公司总股份的0.91%。

"宝丽华集团"尚持有本公司股份272,527,916股，占本公司总股份的36.79%，其中已获得流通股份20,728,472股，占本公司总股份的2.80%。

本公司将继续关注限售股份持有人出售股份情况，并及时进行信息披露。

特此公告

广东宝丽华新能源股份有限公司
董事会
二〇〇七年九月二十日

证券代码：600359　证券简称：新农开发　编号：临2007-012号

新疆塔里木农业综合开发股份有限公司
关于国有股东所持股份划转的提示性公告

特别提示：本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

近日本公司接到国务院国有资产监督管理委员会下发的《关于新疆塔里木农业综合开发股份有限公司国有股东所持股份划转有关问题的批复》(国资产权[2007]900号)，该批复的主要内容为：同意将新疆阿拉尔农工商联合总公司持有本公司16305万股股份无偿划转给阿拉尔统众国有资产经营有限责任公司(以下简称统众国资)。统众国资是新疆生产建设兵团农一师下属的国有独资公司，在新疆生产建设兵团农一师阿拉尔市国有资产监督管理委员会授权范围内履行出资人职责，履行国有股权管理、投资等职能。

此次划转完成后，本公司的实际控制人仍为新疆生产建设兵团农一师，总股本仍为32100万股，其中统众国资(为国有股股东)持有16305万股股份，占总股本的50.79%。

本公司将根据有关规定办理相关手续，并及时履行有关信息披露义务。股东持股变动报告书和收购报告书将在近期披露。

特此公告。

新疆塔里木农业综合开发股份有限公司
董事会
二〇〇七年九月十九日

[illegible] 一……GSM……[illegible]……的CDMA……设备及相关工程服务。该合同已经本公司与埃塞电信双方授权代表签署生效，该合同属于与本公司日常业务经营相关的产品销售及工程服务合同。

二、埃塞电信介绍

埃塞电信是埃塞俄比亚全资国有公司，是埃塞俄比亚唯一的电信运营商，经营包括固话、移动和数据等在内的几乎所有电信业务。埃塞电信经营和信用状况良好，本公司认为目前埃塞电信具有良好[illegible]

[illegible]

3. 合同对本公司的影响：该合同对本公司的[illegible]在本公司国际业务正常范围之内。

五、其他相关说明

本公司将会在定期报告中披露该合同的履行情况。

特此公告。

中兴通讯股份有限公司董事会
2007年9月20日

证券代码：000401　　证券简称：冀东水泥　　公告编号：2007—28

唐山冀东水泥股份有限公司
第五届董事会第二十次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

唐山冀东水泥股份有限公司(以下简称"公司")董事会于2007年9月19日在公司办公楼九楼会议室召开。会议应到董事九名，实到董事九名，三名监事和其他相关人员列席会议。会议由董事长张增光同志主持。会议的召集、召开程序及出席会议的董事人数符合有关法律、法规、规章和公司章程规定。会议审议通过了如下决议：

一、审议通过了对冀东水泥磐石有限责任公司增加注册资本的议案。

冀东水泥磐石有限责任公司(以下简称"磐石公司")为本公司的控股子公司，注册资本17,900万元，其中：本公司出资17,300万元，占注册资本的96.65%；冀东水泥吉林有限责任公司(以下简称"吉林公司")出资600万元，占注册资本的3.35%。该公司正在建设工业园区综合利用日产4000吨熟料水泥生产线扩建工程，项目总投资36,542.25万元，经公司五届十六次董事会及2007年第一次临时股东大会审议决定，公司通过非公开发行方式募集资金，其中36,542.25万元用于投入该项目建设。

鉴于公司2007年度非公开发行股票尚未完成，募集资金尚未到位，为了确保工程进度，经董事会研究决定：先由公司自筹资金17,740万元，对磐石公司单方面增加注册资本17,740万元。增资完成后，本公司累计出资35,040万元，占注册资本的98.32%；吉林公司累计出资600万元，占注册资本的1.68%。待公司募集资金到位后，再投入磐石公司36,542.25万元中的17,740万元用于置换此部分自筹资金。

该项决议九票同意，零票反对，零票弃权。

二、审议通过了对冀东水泥三友有限公司增加注册资本的议案。

冀东水泥三友有限公司(以下简称"三友公司")为本公司的控股子公司，注册资本10,000万元，其中：本公司出资7,500万元，占注册资本的75%；唐山市三友硅业(集团)有限公司(以下简称"硅业公司")出资2500万元，占注册资本的25%。该公司正在建设二期日产4000吨新型干法熟料水泥生产线配套纯低温余热发电项目，项目已投资43,257.26万元。经公司五届十六次董事会及2007年第一次临时股东大会审议决定，公司通过非公开发行方式募集资金，其中33,257.26万元用于投入该项目建设。

鉴于公司2007年度非公开发行股票尚未完成，募集资金尚未到位，为了确保工程进度，经董事会研究决定：先由双方股东在公司原注册资本10,000万元基础上增加注册资本23,000万元，其中：本公司增资20,300万元，硅业公司增资1300万元。增资完成后，公司累计出资28,000万元，占注册资本的87.5%；硅业公司累计出资4000万元，占注册资本的12.5%。公司以自筹资金20,300万元进行增资，待公司募集资金到位后，再投入三友公司33,257.26万元中的20,500万元用于置换此项自筹资金。

该项决议九票同意，零票反对，零票弃权。

三、审议通过了对冀东海德堡(扶风)水泥有限公司增加注册资本的议案。

冀东海德堡(扶风)水泥有限公司(以下简称"扶风公司")为本公司的合营公司，注册资本262,691,182元，其中：本公司出资123,445,591元，占注册资本的46.99%；海德堡水泥控股香港有限公司(以下简称"海德堡公司")出资123,445,591元，占注册资本的46.99%；扶风县行专水泥有限公司(以下简称"行门专公司")出资15,800,000元，占注册资本的6.02%。该公司正在建设二期日产4500吨新型干法熟料水泥生产线及纯低温余热发电技改项目，项目总投资为567,960,000元。

经公司五届十六次董事会及2007年第一次临时股东大会审议决定，公司通过非公开发行方式募集资金，其中26,688.44万元用于投入该项目建设。经扶风公司三方股东协商，三方股东按原出资比例共同增资227,184,000元。增资完成后，扶风公司注册资本达到489,875,182元，其中：本公司出资106,753,761.60元，累计出资230,199,761.6元；占增资后注册资本的46.99%；海德堡公司出资106,753,761.60元，累计出资230,199,761.6元；占增资后注册资本的46.99%；行门专公司出资13,676,476.80元，累计出资29,476,476.8元，占增资后注册资本的6.02%；三方股东原出资比例保持不变。公司总投入注册资本权益部分16,013.06万元通过委托贷款方式解决。根据相关规定，本公司目前投入注册资金2,135.08万元已于2007年10月31日前到位。

鉴于公司2007年度非公开发行股票尚未完成，募集资金尚未到位，公司董事会研究决定：公司自筹资金2135.08万元作为注册资本金前期投入，待公司募集资金到位后，再在投入扶风公司26,688.44万元中的2,135.08万元用于置换此项自筹资金。

该项决议九票同意，零票反对，零票弃权。

四、审议通过了对冀东海德堡(泾阳)水泥有限公司增加注册资本的议案。

冀东海德堡(泾阳)水泥有限公司(以下简称"泾阳公司")为本公司的合营公司，注册资本24,000万元，其中：本公司出资12,000万元，占注册资本的50%；海德堡水泥控股香港有限公司(以下简称"海德堡公司")出资12,000万元，占注册资本的50%。该公司正在建设二期日产4500吨新型干法熟料水泥生产线及纯低温余热发电技改项目，该项目为54,740万元。

经公司五届十六次董事会及2007年第一次临时股东大会审议决定，公司通过非公开发行方式募集资金，其中27,370万元用于投入该项目建设。经泾阳公司股东双方协商，按原出资比例共同增资21,896万元。增资完成后，泾阳公司注册资本达到45,896万元，其中：本公司增资10,948万元，累计出资22,948万元；占增资后注册资本的50%；海德堡公司增资10,948万元，累计出资22,948元，占增资后注册资本的50%。双方股东原出资比例保持不变。公司总投入注册资本权益部分16,422万元通过委托贷款方式解决。根据相关规定，本公司目前投入注册资金2,189.6万元已于2007年10月31日前到位。

鉴于公司2007年度非公开发行股票尚未完成，募集资金尚未到位，公司董事会研究决定：公司自筹资金2,189.6万元作为注册资本金前期投入，待募集资金到位后，再在投入扶风公司27,370万元中的2,189.6万元用于置换此项自筹资金。

该项决议九票同意，零票反对，零票弃权。

唐山冀东水泥股份有限公司
董事会
2007年9月19日

证券代码：600739 证券简称：辽宁成大 编号：临2007-029

辽宁成大股份有限公司关于非公开发行股票申请未获发审会审核通过的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2007年9月13日，本公司非公开发行股票申请未获中国证监会发审委审核通过。

特此公告。

辽宁成大股份有限公司董事会
2007年9月14日

证券代码：600097 证券简称：华立科技 公告编号：临2007-19

浙江华立科技股份有限公司重大事项停牌公告

特别提示：

本公司及董事会全体成员保证信息披露的内容真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

本公司正在就重大事项进行商议。因该事项的方案有待进一步论证，且存在重大不确定性，公司股票将于9月14日起停牌，至9月18日披露有关结果后复牌。敬请广大投资者注意投资风险。

特此公告。

浙江华立科技股份有限公司
董事会
2007年9月14日

证券代码：000029、200029 证券简称：深深房A、深深房B
（公告编号：2007-019）

深圳经济特区房地产(集团)股份有限公司多层停车库拍卖公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

本公司开发、持有的[illegible]多层停车库（地下一、二层，地上三至十层）将于2007年10月12日下午[illegible]在深圳市土地房产交易中心进行公开拍卖。拍卖底价为128,235,952元，该资产截止2007年8月31日的账面净值为65,365,304.41元。

本次拍卖能否成交具有较大的不确定性，敬请广大投资者注意投资风险。

特此公告。

深圳经济特区房地产（集团）股份有限公司
董事会
2007年9月13日

证券简称：中信证券 证券代码：600030 编号：临2007-069

中信证券股份有限公司关于创设南方航空认沽权证的公告

依据《关于证券公司创设南航权证有关事项的通知》，经上海证券交易所和中国证券登记结算有限责任公司上海分公司办理相应登记手续，公司此次创设的南航认沽权证数量为5亿份，该权证的条款与原南航认沽权证（交易简称南航JTP1，交易代码580989，行权代码582989）的条款完全相同。

公司此次创设的南航认沽权证从2007年9月14日起可以交易（相关信息请登陆中信权证网www.citicwarrant.com查询）。

特此公告。

中信证券股份有限公司
2007年9月14日

证券代码：000599 证券简称：青岛双星 公告编号：2007-018

青岛双星股份有限公司关于举行公司治理网上交流会的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

为贯彻落实中国证监会《关于开展加强上市公司治理专项活动有关事项的通知》（证监公司字[2007]28号），广泛听取投资者对本公司治理的意见和建议，进一步提高公司治理水平，本公司将于2007年9月18日（周二）下午15:00---17:00举行公司治理网上交流会。届时本公司管理层将就公司治理的相关问题与投资者进行交流，交流网址为http://irm.p5w.net/000599/，欢迎参与。

本公司《公司治理专项活动的自查报告和整改计划》已刊登在2007年6月27日的《证券时报》、《中国证券报》、《上海证券报》和巨潮资讯网(http://www.cninfo.com.cn)。

特此公告

青岛双星股份有限公司
董事会
2007年9月13日

证券简称：粤电力A、粤电力B 证券代码：000539、200539 公告编号：2007-021

关于变更公司二〇〇七第一次临时股东大会会议地址的通知

本公司二〇〇七年第一次临时股东大会召开地点原定于：广东省广州江南大酒店4楼V68房（广州市沿江中路298号）（详见2007年9月12日在《中国证券报》、《上海证券报》、《证券时报》、《香港商报》和巨潮资讯网刊登的公告），现由于酒店对会场调整的原因，本次会议地址将变更为：广东省广州江南大酒店3楼宴会A厅（广州市沿江中路298号）。会议其他事项不变。

特此公告

广东省粤电力电力发展股份有限公司
董事会
二〇〇七年九月十三日

证券代码：600328 证券简称：兰太实业 编号：临2007-013

内蒙古兰太实业股份有限公司股权质押解除公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2005年6月，公司向中国银行巴彦淖尔分行申请贷款，贷款金额为9726万元，由公司第一大股东中盐吉兰泰盐化集团有限公司以其持有公司的53000000股国有法人股作质押，质押日期从2005年6月24日起至2009年6月24日，期限为4年。目前，公司已偿还全部贷款，该质押股份于2007年9月11日解除。

特此公告。

内蒙古兰太实业股份有限公司
董事会
二〇〇七年九月十三日

证券代码：000409 证券简称：吉恩镍业 编号：临2007-34

吉林吉恩镍业股份有限公司第三届第七次董事会会议决议公告

[illegible]

证券代码：000960 证券简称：锡业股份 公告编号：临2007-033
债券代码：125960 债券简称：锡业转债

云南锡业股份有限公司股票交易异常波动公告

[illegible]

一、主要内容与说明

[illegible]

二、[illegible]

三、[illegible]

四、风险提示

[illegible]

云南锡业股份有限公司董事会
二零零七年九月十四日

证券代码：600207 股票简称：安彩高科 编号：临2007-31

河南安彩高科股份有限公司股票交易异常波动公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、股票交易异常波动的具体情况

公司股票价格于2007年9月11日、12日、13日连续三个交易日收盘价格涨幅偏离值累计达到[illegible]

二、公司关注并核实的相关情况

[illegible]

四、上市公司认为必要的风险提示

[illegible]

证券代码：600071 股票简称：凤凰光学 编号：临2007—013

凤凰光学股份有限公司关于控股股东减持股份的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

2007年9月13日，凤凰光学股份有限公司（以下简称"公司"）接到第一大股东凤凰光学控股有限公司通知，截止2007年9月13日下午收盘，凤凰光学控股[illegible]

[illegible]

本次减持后，凤凰光学控股有限公司持有本公司股份96,712,494股，占公[illegible]

沈阳机床股份有限公司第四届董事会第十六次会议决议公告

[illegible]

一、审议《关于公司[illegible]》

[illegible]

二、审议《关于与沈阳机床(集团)有限责任公司签订土地、房屋租赁协议的关联方交易议案》

[illegible]

三、审议《关于与沈阳机床(集团)有限责任公司签定委托贷款协议的议案》

[illegible]

四、审议《关于公司[illegible]的议案》

[illegible]

五、《关于[illegible]项目计划调整的议案》

[illegible]

沈阳机床股份有限公司董事会

二〇〇七年九月十二日

沈阳机床股份有限公司日常关联交易公告

[illegible]

一、预计全年日常关联交易的基本情况

[illegible]

二、关联方介绍和关联关系

[illegible]

三、定价政策和定价依据

[illegible]

四、交易目的和交易对上市公司的影响

[illegible]

五、审议程序

[illegible]

六、关联交易协议签署情况

[illegible]

七、其他相关说明

备查文件目录：

1. 沈阳机床股份有限公司第4届董事会第16次会议决议

[illegible]

沈阳机床股份有限公司董事会

二〇〇七年九月十二日

沈阳机床股份有限公司关于召开二〇〇七年第三次临时股东大会的通知

[illegible]

一、召开会议基本情况

[illegible]

二、会议审议事项

[illegible]

三、股东大会会议登记方法

[illegible]

四、其它事项

[illegible]

五、授权委托书附后

沈阳机床股份有限公司董事会

二〇〇七年九月十二日

授权委托书

[illegible]

沈阳机床股份有限公司关于委托贷款的关联交易公告

[illegible]

一、关联交易概述

[illegible]

二、关联方及关联交易介绍

[illegible]

三、关联交易标的基本情况

[illegible]

四、关联交易合同的主要内容和定价政策

[illegible]

五、[illegible]

六、独立董事意见

[illegible]

备查文件目录：

[illegible]

沈阳机床股份有限公司董事会

二〇〇七年九月十二日

证券代码:000029 证券简称:深深房A 公告编号:2007-017

深圳经济特区房地产(集团)股份有限公司

2007 半年度报告摘要

§1 重要提示

1.1 本公司董事会、监事会及其董事、监事、高级管理人员保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏,并对其内容的真实性、准确性和完整性负个别及连带责任。

本半年度报告摘要摘自半年度报告全文,报告全文同时刊载于巨潮资讯网(www.cninfo.com.cn)。投资者欲了解详细内容,应当仔细阅读半年度报告全文。

1.2 没有董事、监事、高级管理人员对半年度报告内容的真实性、准确性和完整性无法保证或存在异议。

1.3 董事未出席名单

未出席董事姓名	未出席会议原因	受托人姓名
[illegible]	公务	[illegible]
[illegible]	公务	[illegible]
[illegible]	个人原因	[illegible]

1.4 公司半年度财务报告未经会计师事务所审计。

1.5 公司负责人[illegible],主管会计工作负责人[illegible]及会计机构负责人(会计主管人员)[illegible]声明:保证半年度报告中财务报告的真实、完整。

§2 上市公司基本情况

2.1 基本情况简介

[illegible]

2.2 主要财务数据和指标

2.2.1 主要会计数据和财务指标

单位:(人民币)元

[illegible]

2.2.2 非经常性损益项目

√ 适用 □ 不适用

单位:(人民币)元

[illegible]

2.2.3 国内外会计准则差异

√ 适用 □ 不适用

单位:(人民币)元

[illegible]

§3 股本变动及股东情况

3.1 股份变动情况表

√ 适用 □ 不适用

单位:股

[illegible]

6.1.1 收购资产

□ 适用 √ 不适用

6.1.2 出售资产

□ 适用 √ 不适用

6.1.3 自资产重组报告书或收购出售资产公告刊登后,该事项的进展情况及对报告期经营成果与财务状况的影响

□ 适用 √ 不适用

6.2 担保事项

√ 适用 □ 不适用

单位:(人民币)万元

[illegible]

6.3 非经营性关联债权债务往来

√ 适用 □ 不适用

单位:(人民币)万元

[illegible]

其中:报告期内上市公司向控股股东及其子公司提供资金占用的发生额0.00万元,余额0.00万元

6.4 重大诉讼仲裁事项

√ 适用 □ 不适用

1.国兴大厦诉讼案

1997年3月21日,本公司与保兴房地产开发(深圳)有限公司(以下简称保兴公司)签订一份《国兴大厦股权转让合同书》,根据合同规定,本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元转让给保兴公司,且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后,尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司,本公司遂向法院提起诉讼。经广东省高级人民法院审理于2002年9月28日下达"(2001)粤高法经一初字第7号"《民事判决书》,判决:保兴公司须支付尚欠本公司的转让款98,948,060.00元及利息。2003年,此案经二审审理判决维持原判。2004年,本公司已执行回部分款项。2005年,广东省高级人民法院于2005年7月7日作出"(2005)粤高法执指字第35号"指定执行决定书,指定由广东省汕尾市中级人民法院负责该案件的执行。截止2007年6月30日累计执行收回63,701,645.33元。

国兴大厦项目的成本166,109,047.00元,截止2007年6月30日已收取110,066,645.33元,其中执行收回63,701,645.33元,余额部分已全额计提坏账准备。

2.西安项目诉讼案

西安新峰置业有限责任公司(以下简称"西安新峰公司")是本公司之全资子公司南海新峰企业有限公司在西安设立的中外合资企业,其中南海新峰企业有限公司以现金出资占股84%,西安市南郊食品企业西安南郊大厦以土地使用权出资占股16%,主营业务为房地产开发,开发项目为西安南郊大厦。该项目于1995年11月28日开工,由于合作双方在项目经营方针上发生严重分歧,项目在1996年停工。1997年西安市政府责成收回西安新峰公司所有项目,[illegible]

[illegible]

7.2.2 利润表

单位:(人民币)元

[illegible]

7.2.3 现金流量表

单位:(人民币)元

[illegible]

7.2.4 所有者权益变动表(附后)

7.3 报表附注

7.3.1 如果出现会计政策、会计估计变更或会计差错更正的,说明有关内容、原因及影响数

新旧会计准则差异调节表

1.比较合并利润表的调节过程

2006年1-6月合并利润表调整项目

项目	调整前	调整后
公允价值变动收益		966,370.72
投资收益		698,674.82
少数股东损益		189,684.81
净利润	7,349,856.13	9,204,765.98

2.2006年1-6月份根据执行新会计准则的净利润和2006年半年报披露的净利润的差异调节表如下:

项目	金额
2006年1-6月合并净利润(原会计准则)	7,349,856.13
[illegible]	1,663,345.04
公允价值变动收益	966,370.72
投资收益	698,674.32
2006年1-6月合并净利润(新会计准则)	7,349,856.13
[illegible]	
少数股东损益	189,684.81
2006年1-6月[illegible]合并净利润	9,204,765.98

注:公允价值变动收益966,370.72元是按(新会计准则)规定对交易性金融资产2006年1-6月公允价值变动产生的收益,投资收益调增698,674.81元是2006年1-6月股权投资差额摊销的金额,少数股东损益189,684.81元是按(新会计准则)规定净利润包含了少数股东损益。

3.按照会计制度列报的所有者权益调整为按企业会计准则列报[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

3.3 控股股东及实际控制人变更情况

□ 适用 √ 不适用

§4 董事、监事和高级管理人员情况

4.1 董事、监事和高级管理人员持股变动

□ 适用 √ 不适用

上述人员持有本公司的股票期权及被授予的限制性股票数量

□ 适用 √ 不适用

§5 董事会报告

5.1 主营业务分行业、产品情况表

单位:(人民币)万元

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

其中，报告期内上市公司向控股股东及其子公司销售产品和提供劳务的关联交易总金额为0.00万元

5.2 主营业务分地区情况

单位:(人民币)万元

[illegible]	[illegible]	[illegible]

5.3 主营业务及其结构发生重大变化的原因说明

√ 适用 □ 不适用

[illegible]

5.4 主营业务盈利能力(毛利率)与上年相比发生重大变化的原因说明

□ 适用 √ 不适用

5.5 利润构成与上年度相比发生重大变化的原因分析

□ 适用 √ 不适用

5.6 募集资金使用情况

5.6.1 募集资金运用

□ 适用 √ 不适用

5.6.2 变更项目情况

□ 适用 √ 不适用

5.7 董事会下半年的经营计划修改计划

□ 适用 √ 不适用

5.8 对2007年1月至下一报告期期末的累计净利润可能为亏损或者与上年同期相比发生大幅度变动的警示及说明

□ 适用 √ 不适用

5.9 公司董事会对会计师事务所本报告期"非标准审计报告"的说明

□ 适用 √ 不适用

5.10 公司董事会对会计师事务所上年度"非标准审计报告"涉及事项的变化及处理情况的说明

□ 适用 √ 不适用

§6 重要事项

6.1 收购、出售资产及资产重组

[illegible]…月解决在与西安市人民政府协商解决方案。本报告期内无实质进展

截止2007年6月30日，本公司账面对西安新锦公司的债权余额为17,127,934.80元，长期股权投资余额为24,132,000.00元，另按(债权凭证)确认的债权余额本金2,154万元及全额计提。本公司在前期已计提19,718,934.6元。本公司截止2006年已计提了减值准备20,673,831.77元。

6.5 其他重大事项及其影响和解决方案的分析说明

□ 适用 √ 不适用

6.5.1 证券投资情况

√ 适用 □ 不适用

单位:(人民币)元

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

6.5.2 持有其他上市公司股权情况

□ 适用 √ 不适用

6.5.3 持有非上市金融企业、拟上市公司股权情况

□ 适用 √ 不适用

6.6 报告期接待调研、沟通、采访等活动情况表

[illegible]	[illegible]	电话沟通	个人投资者	[illegible]
[illegible]	[illegible]	电话沟通	个人投资者	[illegible]
[illegible]	[illegible]	电话沟通	个人投资者	[illegible]
[illegible]	[illegible]	电话沟通	个人投资者	[illegible]
[illegible]	[illegible]	电话沟通	个人投资者	[illegible]

§7 财务报告

7.1 审计意见

审计意见	未经审计

7.2 财务报表

7.2.1 资产负债表

编制单位：深圳经济特区房地产(集团)股份有限公司 2007年06月30日 单位:(人民币)元

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]	[illegible]	[illegible]

2	所得税	[illegible]
3	少数股东权益	(13,459,356.83)
4	其他	(4,498,987.96)
	2006年1月1日股东权益(新会计准则)	1,061,239,716.04

(2)2006年6月30日所有者权益差异调整情况

编号	项目名称	金额
	2006年6月30日股东权益(原会计准则)	1,064,329,630.78
1	长期股权投资差额	(2,202,660.59)
	其中:同一控制下企业合并形成的长期股权投资差额	(2,202,660.59)
2	所得税	34,449,019.02
3	公允价值变动收益	966,370.72
4	少数股东权益	(13,270,871.49)
5	其他	(4,498,987.96)
	2006年6月30日股东权益(新会计准则)	1,079,773,500.48

7.3.2 如果财务报表合并范围发生重大变化的，说明原因及影响数

□ 适用 √ 不适用

7.3.3 如果被出具非标准无保留意见，列示涉及事项的有关附注

□ 适用 √ 不适用

深圳经济特区房地产(集团)股份有限公司

董 事 会

2007年8月23日

编制单位：深圳经济特区房地产(集团)股份有限公司 2007年06月30日 单位:(人民币)元

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

证券代码:000029、200029 证券简称:深深房A、深深房B (公告编号:2007-013)

深圳经济特区房地产(集团)股份有限公司第五届董事会第九次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

深圳经济特区房地产(集团)股份有限公司(以下简称"公司")于2007年8月10日以传真和电子邮件方式发出了《关于召开第五届董事会第九次会议的通知》。2007年8月21日上午，公司第五届董事会第九次会议在深房广场48楼会议室召开，应到董事9人，实到6人。董事[illegible]和[illegible]因公务未能出席，授权董事[illegible]代为表决，董事[illegible]因公务未能出席，授权董事[illegible]代为表决，独立董事[illegible]因个人事务缺席。会议的召集和召开符合有关法律、法规和公司章程的规定。

会议由[illegible]董事主持，逐项审议了各项议案，经投票表决所有议案均以8票赞成，0票反对，0票弃权通过。具体内容如下：

1、审议通过公司2007年半年度报告及摘要；

2、审议通过公司《独立董事工作制度》；

3、审议通过公司《投资者关系管理制度》；

4、审议通过公司《重大信息内部报告制度》；

5、审议通过公司《董事、监事、高级管理人员所持公司股份及其变动管理制度》；

6、审议通过公司《董事会审计委员会实施细则》；

7、审议通过公司《董事会提名委员会实施细则》；

8、审议通过公司《董事会战略委员会实施细则》；

9、审议通过公司《董事会薪酬与考核委员会实施细则》。

特此公告。

深圳经济特区房地产(集团)股份有限公司

董 事 会

二〇〇七年八月二十三日

证券代码：000719 证券简称：*ST天海 ST天海B 公告编号：临2007-044

天津市海运股份有限公司股权解除冻结公告

[illegible]

天津市海运股份有限公司
2007年8月9日

证券代码：000031 证券简称：中粮地产 公告编号：2007-044

中粮地产（集团）股份有限公司澄清公告

[illegible]

中粮地产（集团）股份有限公司
董事会
二〇〇七年八月九日

证券代码：000029、200029 公告编号：2007-036

深圳经济特区房地产（集团）股份有限公司关于下属项目公司未参加年检的公告

[illegible]

深圳经济特区房地产（集团）股份有限公司
董事会
2007年8月8日

证券代码：000659 证券简称：珠海中富 公告编号：2007-023

珠海中富实业股份有限公司董事会公告

[illegible]

珠海中富实业股份有限公司董事会
2007年8月8日

证券代码：000932 证券简称：华菱管线 公告编号：2007-55
权证代码：038003 权证简称：华菱JTP1

湖南华菱管线股份有限公司重大事项公告

[illegible]

特此公告。

湖南华菱管线股份有限公司
2007年8月8日

证券简称：隆平高科 证券代码：000998 公告编号：2007-18

袁隆平农业高科技股份有限公司关于公司第一大股东所持公司股份解除质押的公告

[illegible]

特此公告。

袁隆平农业高科技股份有限公司董事会
2007年8月9日

证券代码：600869 证券简称：三普药业 编号：临2007-024

三普药业股份有限公司股票交易异常波动公告

[illegible]

特此公告。

三普药业股份有限公司董事会
2007年8月8日

证券代码：000921 证券简称：ST科龙 公告编号：2007-058

海信科龙电器股份有限公司2007年第三次临时股东大会决议公告

本公司及董事会全体成员保证信息披露内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、重要提示

本次会议召开期间未有增加、否决或变更提案的情况。

二、会议召开的情况

1、召开时间：2007年8月8日（星期三）上午9:30；

2、召开地点：广东省佛山市顺德区本公司总部会议室；

3、召开方式：现场投票；

4、召集人：本公司董事会；

5、主持人：汤云怀先生；

6、本次会议的召集与召开符合《中华人民共和国公司法》及《公司章程》等相关法规的规定。

三、会议的出席情况

出席的总体情况：

股东（代理人）5人、代表股份326,758,541股，占本公司有表决权总股份的32.94%。

其中：

（1）内资股股东出席情况；

四、提案审议及表决情况

序号	议案名称	[illegible]	赞成	反对	弃权
1	[illegible]	[illegible]	[illegible]	0	0
		[illegible]	[illegible]	0	0
		[illegible]	[illegible]	0	0
		[illegible]	[illegible]		

注：普通决议案经过出席会议的所有股东所持表决权的二分之一以上通过。

根据香港联交所上市规则第13.39条的要求，本公司聘请信永中和会计师事务所有限公司作为本公司本次股东大会投票表决的监票人。

五、律师出具的法律意见

1、律师事务所名称：北京市中银律师事务所

2、律师姓名： 张力 李志国

3、结论性意见：

北京市中银律师事务所律师认为，本公司2007年第三次临时股东大会的召集、召开程序、出席会议人员的资格、议案及表决程序均符合法律、行政法规、其他规范性文件及本公司章程的规定，本次会议的表决结果合法有效。

证券代码：600391 证券简称：成发科技 编号：临2007-020

四川成发航空科技股份有限公司关于有限售条件流通股上市流通的提示性公告

[illegible]

1、本次有限售条件的流通股上市数量为13,186,913股；

2、本次有限售条件的流通股上市流通日为2007年8月14日。

[illegible]

[illegible]					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

六、股权结构变动表

[illegible]				
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

证券代码:002060 证券简称:粤水电 公告编号:临2007-030

广东水电二局股份有限公司
限售股份上市流通提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整,对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

特别提示:

1、本次限售股份可上市流通的数量为3257万股。

2、本次限售股份可上市流通日为2007年8月10日。

一、公司新股发行及股本状况

公司于2006年8月10日在深圳证券交易所发行人民币普通股(A股)8200万股,目前,公司总股本为22000万股,有限售条件的股份为13800万股(其中,本次可上市流通的限售股份为3257万股)。

二、本次限售股份可上市流通安排

1、本次限售股份可上市流通时间为2007年8月10日。

2、本次可上市流通股份数为3257万股,占公司股份总数的14.80%。本次可上市流通的限售股份持有人及持有股份情况如下:

序号	限售股份持有人名称	持有限售股份数(万股)	本次可上市流通股数(万股)	本次可上市流通股数占公司股份总数的比例(%)
1	广东省水电股份有限公司	1684	1684	[illegible]
2	广东省水电有限公司	531	531	[illegible]
3	广东省水利电力勘测设计研究院	352	352	1.60
4	广东省水利工程有限公司	261	261	1.19
5	广东省水利科学研究院	234	234	1.06
6	深圳市山河投资有限公司	195	195	0.89
合计		3257	3257	14.80

三、本次可上市流通限售股份持有人新股发行时做出的承诺及履行情况

本次可上市流通限售股份持有人在新股发行时承诺:自发行人股票上市之日起十二个月内,不转让或委托他人管理其持有的发行人股份,也不由发行人收购该部分股份。上述承诺得到严格履行。

四、股份变动情况表

股份类型	本次限售股份上市流通前(万股)	本次限售股份上市流通后(万股)
一、有限售条件的流通股	13800	10543
1.国家持股	10543	10543
2.国有法人持股	586	
3.境内非国有法人持股	2671	
4.境内自然人持股		
5.境外法人持股		
6.境外自然人持股		
7.其他		
二、无限售条件的流通股	8200	11457
三、股份总数	22000	22000

五、备查文件

限售股份上市流通申请书

广东水电二局股份有限公司

董事会

2007年8月7日

华商领先企业混合型证券投资基金开放赎回业务的公告

[illegible]

关于景顺长城基金管理有限公司旗下部分基金新增招商银行为代销机构的公告

[illegible]

证券代码:600472 证券简称:包头铝业 编号:临2007-023

包头铝业股份有限公司
2007年第一次临时股东大会决议公告

[illegible]

包头铝业股份有限公司
关于与中国铝业股份有限公司合并的债权人公告

[illegible]

DISCLOSURE 信息披露

中国证券报

VANKE 万科企业股份有限公司 CHINA VANKE CO., LTD.

万科企业股份有限公司关于发审会审核公司公开增发A股股票事宜停牌公告

万科企业股份有限公司董事会
二〇〇七年七月十三日

长沙中联重工科技发展股份有限公司2007年半年度业绩预增公告

湖南天一科技股份有限公司第三届董事会第二十一次会议决议公告

湖南天一科技股份有限公司关于召开2007年第一次临时股东大会的通知

内蒙古霍林河露天煤业股份有限公司2007年中期业绩预增公告

二〇〇七年七月十三日

深圳经济特区房地产（集团）股份有限公司治理专项活动自查报告和整改计划

山东好当家海洋发展股份有限公司第五届董事会第十三次（临时）会议决议公告

山东好当家海洋发展股份有限公司关于入股威海市商业银行的公告

唐山晶源裕丰电子股份有限公司关于设立“上市公司治理专项活动”公众评议方式的公告

[illegible]

二〇〇七年七月十二日

[illegible]

2007年7月12日

证券代码：002008　证券简称：大族激光　编号：2007015

深圳市大族激光科技股份有限公司第二届董事会第二十八次会议决议公告

[illegible]

深圳市大族激光科技股份有限公司
董事会
二〇〇七年七月十二日

博时基金管理有限公司关于增加中国光大银行为代销机构的公告

[illegible]

2007年7月13日

关于通过中国光大银行网上银行购买博时旗下基金申购费率优惠活动的公告

[illegible]

基金名称	申购金额	优惠费率
[illegible]	M<5万	[illegible]
	5万≤M<1000万	[illegible]
	M≥1000万	1000元
[illegible]	M<1000万	[illegible]
	M≥1000万	1000元
[illegible]	M<50万	[illegible]
	50万≤M<500万	0.72%
	500万≤M<1000万	[illegible]
	M≥1000	1000元

[illegible]

2007年7月13日

证券代码：600583　证券简称：海油工程　编号：临2007-011

海洋石油工程股份有限公司第三届董事会第四次会议决议公告

[illegible]

海洋石油工程股份有限公司公司治理情况自查报告

[illegible]

二〇〇七年七月十一日

证券简称：*ST大唐　证券代码：600198　编号：临2007-035

大唐电信科技股份有限公司关于限售股份持有人出售股份情况的公告

本公司及董事会全体成员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

2007年6月29日，本公司收到公司股东INTERNATIONAL ONE AND TELEDATA, INC.(简称"ITTI"公司，中文名电讯国际传输公司)出售本公司股份的书面通知（ITTI公司持有公司有限售条件流通股22,922,461股，其中21,949,320股于2007年5月30日取得上市流通，余下973,141股将于2008年5月30日流通。）截至2007年6月29日下午收盘，ITTI公司通过上海证券交易所挂牌交易累计出售本公司股份为4,492,864股，占本公司总股本的1.02%，其持股比例由5.22%下降到4.20%。

ITTI公司曾于2007年6月6日通过上海证券交易所挂牌交易出售本公司股份2,514,484股（见本公司2007年6月8日公告），此后2007年6月7日至2007年6月29日期间ITTI公司又继续出售本公司股份1,978,380股，合计卖出股份已超过本公司总股本的1%。

特此公告。

大唐电信科技股份有限公司
董事会
2007年6月29日

台冰轮股份有限公司董事会2007年第四次会议(临时会议)决议公告

[illegible]

二〇〇七年六月二十九日

北京北方天鸟智能科技股份有限公司第三届董事会第七次会议决议公告

[illegible]

北京北方天鸟智能科技股份有限公司
董事会
二〇〇七年六月三十日

晋西车轴股份有限公司第三届董事会第四次会议决议公告

[illegible]

晋西车轴股份有限公司董事会
二〇〇七年六月三十日

凌云工业股份有限公司第三届董事会第三次会议决议公告

[illegible]

凌云工业股份有限公司
董事会
2007年6月29日

大成基金管理有限公司关于基金运营部登记结算中心搬迁的公告

[illegible]

大同水泥股份有限公司四届董事会十二次会议决议公告

[illegible]

深圳经济特区房地产(集团)股份有限公司2006年度股东大会决议公告

[illegible]

国泰货币市场证券投资基金收益支付公告

[illegible]

华夏建通科技开发股份有限公司控股子公司重大合同公告

[illegible]

广东省高速公路发展股份有限公司第五届董事会临时会议决议公告

[illegible]

[illegible]

特此公告。

大成基金管理有限公司

2007年6月30日

[illegible]

一、[illegible]

[illegible]

大[illegible]董事会

2007年6月29日

[illegible]

二〇〇七年六月二十九日

董事会

2007年6月29日

证券代码：600271 证券简称：航天信息 编号：2007-010

航天信息股份有限公司第三届董事会第五次会议决议公告

[illegible]

公司第三届董事会第五次会议于2007年6月22日以电子邮件及书面传真方式向全体董事发出会议通知、材料[illegible]，本次会议于2007年6月28日以通讯方式召开，应到董事9人，实到董事9人，会议的召开符合《公司法》及《公司章程》的规定。

会议经认真讨论并投票表决，审议通过了"关于修订《航天信息股份有限公司信息披露事务管理制度》"的议案。（具体内容见上海证券交易所网站www.sse.com.cn）

表决结果：9票赞成，0票反对，0票弃权。

特此公告

航天信息股份有限公司

董事会

二〇〇七年六月二十九日

证券简称：南海发展 证券代码：600323 编号：临2007-[illegible]

南海发展股份有限公司第五届董事会第十八次会议决议公告

[illegible]

南海发展股份有限公司第五届董事会第十八次会议分别于2007年6月[illegible]日发出书面会议通知，于2007年6月[illegible]日发出增加会议议题的通知，于2007年6月[illegible]日在公司[illegible]会议室召开。会议由董事长何[illegible]先生主持，应到董事9人，9名董事均亲自出席会议。公司监事、高级管理人员列席了会议。会议符合《公司法》和公司章程的有关规定，会议通过的决议合法有效。经审议，通过了如下决议：

1、审议通过公司信息披露事务管理制度。（全部9票通过）

《南海发展股份有限公司信息披露事务管理制度》全文详见上海证券交易所网站http://www.sse.com.cn。

2、审议通过公司董事、监事和高级管理人员所持本公司股份及其变动管理制度。（全部9票通过）

《南海发展股份有限公司董事、监事和高级管理人员所持本公司股份及其变动管理制度》全文详见上海证券交易所网站http://www.sse.com.cn。

3、审议通过修订公司《[illegible]》的议案。（全部9票通过）

4、审议通过设立投资子公司的议案。（全部9票通过）

投资子公司的类型为有限责任公司，注册资本暂定为1亿元，全部由公司出资，公司将根据《公司法》的规定和项目的进展情况，分次分批投入。

投资子公司主要从事与目前公司主营业务相关的市政公用行业和相关[illegible]的其他行业的投资，具体的经营范围以登记机关核准为准。

董事会认为，设立投资子公司不改变公司目前的业务和运作模式，不涉及公司本身股权和注册资本的变化。设立投资子公司是公司开拓市场和满足现代公司管理要求的需要，对于公司控制和分散投资风险，以较少的资金开拓和控制更广阔的市场，实施具有积极意义。

5、同意向投资子公司委派董事、监事的议案。（全部9票通过）

6、同意向佛山市南海九江[illegible]有限公司增派一名董事的议案。（全部9票通过）

特此公告。

南海发展股份有限公司董事会

二〇〇七年六月三十日

证券代码：600161 证券简称：天坛生物 编号：临2007-015

北京天坛生物制品股份有限公司董事会三届十九次会议决议公告

[illegible]

北京天坛生物制品股份有限公司（以下简称"公司"）第三届董事会第十九次会议于2007年6月19日以书面文件形式发出会议通知，于2007年6月29日上午9时在公司三层会议室召开。会议应到董事九人，实到董事七人，[illegible]先生、独立董事[illegible]先生因公务未能出席会议，分别委托董事[illegible]先生、董事[illegible]先生代为表决。监事会[illegible]名监事列席了会议。会议出席人数符合《公司法》及《公司章程》规定的有效人数，会议按照程序审议了议程中的全部议案。

会议作出决议如下：

一、审议通过《修改后的〈信息披露事务管理制度〉》

详见上海证券交易所网站（www.sse.com.cn）。

同意票9票，反对票0票，弃权票0票。

二、审议通过《高级管理人员履职考核暂行办法》

同意票9票，反对票0票，弃权票0票。

三、审议通过《关于设立董事会办公室的议案》

同意票9票，反对票0票，弃权票0票。

北京天坛生物制品股份有限公司董事会

二零零七年六月二十九日

证券代码：600161 证券简称：天坛生物 编号：临2007-016

北京天坛生物制品股份有限公司第三届监事会第八次会议决议公告

北京天坛生物制品股份有限公司（以下简称"公司"）第三届监事会第八次会议于2007年6月29日在公司三层会议室召开。应到监事五人，实到四人，监事王玉山先生因公务未能出席会议，委托监事[illegible]女士代为表决。按照《公司法》及本公司章程和《监事会议事规则》规定，会议有效。会议按照规定程序审议了议程中的全部议案。

会议作出决议如下：

一、审议通过《关于选举监事会主席的议案》

选举王玉山先生为公司第三届监事会主席（简历附后）。

同意票5票，反对票0票，弃权票0票。

北京天坛生物制品股份有限公司监事会

二零零七年六月二十九日

附：

王玉山，男，1954年9月出生，中共党员，研究生，（教授级）高级工程师。[illegible]

证券代码：600228 证券简称：昌九生化 编号：临2007-021

江西昌九生物化工股份有限公司2006年度股东大会决议公告

[illegible]

重要内容提示：

·本次会议无否决或修改提案的情况

·本次会议无新提案提交表决

一、会议召开和出席情况

[illegible]

二、提案审议情况

[illegible]

（一）、审议通过了《2006年度董事会工作报告》。

[illegible]

（二）、审议通过了《2006年度监事会工作报告》。

[illegible]

（三）、审议通过了《2006年度财务决算报告》。

[illegible]

（四）、审议通过了2006年年度报告（正文及摘要）。

[illegible]

（五）、审议通过了《2006年度利润分配预案》。

[illegible]

（六）、审议通过了《公司日常关联交易的议案》。

[illegible]

（七）、审议通过了《关于调整独立董事津贴的议案》。

[illegible]

三、律师见证情况

[illegible]

四、备查文件

（一）经与会董事签字的股东大会决议

（二）法律意见书

特此公告

江西昌九生物化工股份有限公司

董事会

二〇〇七年六月二十九日

证券代码：600590 证券简称：泰豪科技 编号：临2007-026

泰豪科技股份有限公司第三届董事会第十一次临时会议决议公告

[illegible]

特此公告

泰豪科技股份有限公司

董事会

二〇〇七年六月二十九日

证券代码：600268 证券简称：国电南自 公告编号：临 2007-016

国电南京自动化股份有限公司2007年第二次临时董事会会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

国电南京自动化股份有限公司2007年第二次临时董事会会议通知于2007年6月26日以书面方式发出，会议于2006年6月29日以通讯方式召开。本次会议应参加表决的董事11名，会议应发议案和表决票11份，实际收回表决票11份。本次董事会会议的召开及程序符合《公司法》、《公司章程》及有关法律、法规的要求，会议合法有效。本次会议经公司董事会秘书统计，表决结果如下：

一、同意《重新修订〈公司信息披露事务管理制度〉》；

同意票为11票，反对票为0票，弃权票为0票。

修订后的《公司信息披露事务管理制度》详见上海证券交易所网站：http://www.sse.com.cn

二、同意《公司董事、监事和高级管理人员所持本公司股份及其变动的管理制度》。（详见上海证券交易所网站：http://www.sse.com.cn。）

同意票为11票，反对票为0票，弃权票为0票。

特此公告。

国电南京自动化股份有限公司

董事会

2007年6月29日

光股份有限公司2007年第一次临时股东大会决议公告

证券代码：000938　公告编号：2007-020

湖北武昌鱼股份有限公司关于公司股东所持股份被冻结的提示性公告

证券代码：600275　编号：临2007-017号

湖北武昌鱼股份有限公司董事会
二〇〇七年六月八日

浙江海越股份有限公司对外担保公告

证券代码：600387　编号：临2007—010

浙江海越股份有限公司董事会
2007年6月8日

河南安彩高科股份有限公司关于召开2006年年度股东大会的通知

证券代码：600207　证券简称：*ST安彩　编号：临2007-04

河南安彩高科股份有限公司董事会
2007年6月9日

河南安彩高科股份有限公司风险提示公告

证券代码：600207　证券简称：*ST安彩　编号：临2007-05

河南安彩高科股份有限公司董事会
2007年6月11日

广发基金管理有限公司关于在工商银行开展旗下基金转换业务的公告

广西北生药业股份有限公司关于召开2006年度股东大会的通知

证券代码：600556　公告编号：临2007—020

[illegible]

广发基金管理有限公司
二〇〇七年六月九日

证券简称：一汽夏利　证券代码：000927　编号：2007-临008

天津一汽夏利汽车股份有限公司关于召开2006年年度股东大会的通知

[illegible]

天津一汽夏利汽车股份有限公司董事会
2007年6月9日

证券简称：一汽夏利　证券代码：000927　编号：2007-临006

天津一汽夏利汽车股份有限公司第三届董事会第二十次会议决议公告

[illegible]

天津一汽夏利汽车股份有限公司董事会
2007年6月9日

证券简称：一汽夏利　证券代码：000927　编号：2007-临007

天津一汽夏利汽车股份有限公司第三届监事会第七次会议决议公告

[illegible]

天津一汽夏利汽车股份有限公司监事会
2007年6月9日

[illegible]

证券代码：000035　证券简称：*ST科健　公告编号：2007-23

中国科健股份有限公司2006年度股东大会决议公告

[illegible]

中国科健股份有限公司董事会
2007年6月8日

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：2007-011）

深圳经济特区房地产(集团)股份有限公司第五届董事会第八次会议决议公告

[illegible]

深圳经济特区房地产(集团)股份有限公司
董事会
二〇〇七年六月八日

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：2007-012）

深圳经济特区房地产(集团)股份有限公司关于公司治理专项活动联系方式的公告

[illegible]

深圳经济特区房地产(集团)股份有限公司
董事会
2007年6月8日

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：2007-013）

深圳经济特区房地产(集团)股份有限公司2006年度股东大会通知

[illegible]

深圳经济特区房地产(集团)股份有限公司
董事会
2007年6月8日

证券代码:000029、200029　证券简称:深深房A、深深房B　公告编号:2007-010

深圳经济特区房地产(集团)股份有限公司股东股份减持公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

本公司于2007年5月24日接到控股股东深圳市投资控股有限公司通知：该公司自5月17日至5月24日收盘，通过深圳证券交易所交易系统售出本公司股份"深深房A"(000029)无限售条件流通股10,123,000股，约占公司总股本的1%。

截止2007年5月24日收盘，该公司尚持有本公司股份662,733,800股，占公司总股本的65.51%。

特此公告。

深圳经济特区房地产(集团)股份有限公司
董事会
2007年5月24日

证券代码:600961　证券简称:株冶火炬　公告编号:临2007-015

湖南株冶火炬金属股份有限公司
工商登记变更暨公司名称变更事宜公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、特别提示

(一)公司名称变更为：株洲冶炼集团股份有限公司

(二)公司股票简称变更为：株冶集团

(三)公司股票简称变更日期为：2007年5月29日

(四)公司股票代码不变

(五)公司办公地址、联系电话及方式不变

二、公司名称等工商登记变更情况

经湖南株冶火炬金属股份有限公司2007年第二次临时股东大会审议通过，并经湖南省工商行政管理局核准，公司名称由原"湖南株冶火炬金属股份有限公司"变更为"株洲冶炼集团股份有限公司"，证券简称自2007年5月29日起由"株冶火炬"变更为"株冶集团"。证券代码、公司办公地址、联系电话及联系方式不变。

特此公告。

湖南株冶火炬金属股份有限公司
董事会
二〇〇七年五月二十四日

证券代码:601003　证券简称:柳钢股份　公告编号:2007-009

柳州钢铁股份有限公司
关于首次公开发行A股网下配售股票解冻的提示性公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

经中国证券监督管理委员会证监发行字[2007]21号文核准，柳州钢铁股份有限公司于2007年2月6日在上海证券交易所首次公开发行10,700万股人民币普通股(A股)。本次发行采取"网下向询价对象询价配售和网上资金申购定价发行"的方式，其中网下向配售对象配售价格为：每股10.06元，数量为2,140万股，占本次发行总量的20%。配售发行结果及内容详见上交所网站(http://www.sse.com.cn)，网下配售对象获配股票自本次发行股票在上海证券交易所上市交易之日起锁定3个月。上市后锁定由中国证券登记结算有限责任公司上海分公司冻结。2007年2月27日，柳钢股份本次发行的股票已在上海证券交易所上市交易。网下配售对象获配的2,140万股将于2007年5月28日起在上海证券交易所上市流通。本次网下向询价对象配售的2,140万股股票上市流通后，本公司股本结构变动如下：

(单位:股)

股份类别	变动前	本次变动	变动后
一、有限售条件的A股(合计)	[illegible]	-21,400,000	[illegible]
1.国有法人持有股份	[illegible]	—	[illegible]
2.网下配售股份	[illegible]	-21,400,000	0
二、无限售条件的A股(合计)	[illegible]	+21,400,000	107,000,000
三、股份总数	711,347,000	—	711,347,000

特此公告。

柳州钢铁股份有限公司
董事会
2007年5月25日

证券代码:601005　证券简称:重庆钢铁　公告编号:临2007-005

重庆钢铁股份有限公司
网下配售A股股票(锁定期3个月)上市流通的提示性公告

特别提示

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

经中国证券监督管理委员会证监发行字[2007]23号文核准，重庆钢铁股份有限公司("本公司")在上海证券交易所公开发行人民币普通股(A股)350,000,000股。本公司首次公开发行A股的总体发行规模为350,000,000股，其中网下向询价对象询价配售70,000,000股，为每股面值1.00元的普通股，发行价格2.88元/股。网下询价配售结果已刊登在2007年2月8日《中国证券报》、《上海证券报》和《证券时报》上。网下询价配售的70,000,000股股份于本公司首次公开发行A股的网上申购发行的股票上市日即2007年2月28日起，锁定3个月后方可上市流通，该部分股票将于2007年5月29日起开始上市流通。

本次网下询价配售的70,000,000股股票上市后，本公司股本结构变动如下：

(单位:股)

	变动前	本次变动	变动后
一、有限售条件的A股合计	915,000,000	-70,000,000	845,000,000
1.国有法人持有股份	845,000,000	-	845,000,000
2.网下询价配售股份	70,000,000	-70,000,000	0
二、无限售条件的A股合计	280,000,000	+70,000,000	350,000,000
三、境外上市的外资股(H股)	538,127,200	-	538,127,200
四、总股本	1,733,127,200	-	1,733,127,200

重庆钢铁股份有限公司
2007年5月24日

股票简称:中色股份　股票代码:000758　公告编号:2007-014

中国有色金属建设股份有限公司股票复牌的公告

本公司及董事会全体成员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

一、特别风险提示

1.本公司2007年4月19日签署的《框架协议》，仅仅是双方未来合作的一种框架性协议，并非《工程承包合同》，能否正式签订合同和执行具有不确定性。

2.本项目投资金额巨大，正在由中色股份负责编制氧化铝厂和电解铝厂的可行性研究报告，待公司项目由本公司与沙特西部公司签署正式工程承包合同，所以上述签署的《框架协议》项下的工程承包业务对本公司经营业绩的影响具有不确定性。

3.由于本项目涉及融资方案，需得到中国有关部门的支持和批准，资金来源对未来正式签署工程承包合同具有不确定性。

4.国际工程承包项目的执行周期较长，一般为3至5年左右，根据本项目目前的进度情况，由于可行性研究尚未完成，正式的工程承包合同尚未签署，项目的融资尚未全部落实，本公司在2007年开始执行该项目的可能性较小，本项目的开工时间尚有不确定性。

二、停牌期间的主要相关事项说明

公司股票于2007年4月16日、17日、18日连续三个交易日收盘价格涨幅偏离值累计达到20%，在本公司股票发生异动，并有市场传闻的情况下，鉴于本公司的股票涨幅较大，根据证券交易所的有关规定，按照本公司向交易所报告，自查内容包括：

1.是否存在应披露而未披露的重大事项。

2.公司及有关各方在买卖中色股份股票的行为，自查范围包括：公司、公司大股东及其实际控制人、公司大股东及其实际控制人的关联单位、相关单位的高级管理人员及其直系亲属。

经自查，自2007年1月1日起，公司、大股东及其实际控制人、公司大股东及其实际控制人的关联单位、相关单位的高级管理人员及其直系亲属均无违规买卖中色股份股票的行为。

3.根据《深圳证券交易所上市公司公平信息披露指引》进行自查，本公司严格遵循公平信息披露原则，在停牌期间，接待机构投资者来电、来访时没有实行差别对待政策和有选择、私下披露、透露、泄露非公开重大信息。

4.本公司董事会根据深圳证券交易所监管部的要求，向控股股东—中国有色矿业集团有限公司核实，中国有色集团股改中承诺的资产注入事项正在研究当中，具体方案尚未确定，未来具有不确定性，不存在应披露而未披露的重大事项。

三、关于重要合作协议事项说明

1.2007年4月19日本公司、中国机械工业集团公司(以下称：国机集团)与沙特西部工业开发公司(以下称：沙特西部公司)在北京联合签署了关于《沙特阿拉伯吉赞铝电项目的框架协议》(以下称：《框架协议》)。

2.《框架协议》：沙特西部公司在沙特政府的支持下拟在沙特阿拉伯王国东南部的吉赞市建设一个包括码头、发电厂、年产160万吨氧化铝厂和年产66-70万吨电解铝厂在内的大型工业项目。本公司为沙特西部公司指定的氧化铝厂和电解铝厂的承包商，国机集团为沙特西部公司指定的码头和发电厂的承包商。国机集团将与本公司组成联合体，负责该项目的工程总承包。《框架协议》规定联合体将负责向沙特西部公司提交关于电厂、氧化铝厂和电解铝厂的可行性研究报告，在沙特西部公司接受和批准前可行性研究报告后，联合体可以可行性研究报告的数据为基础与沙特西部公司签署工程承包合同。

3.联合体和沙特西部公司应为上述铝电项目寻找最优的融资结构，并为项目建设安排来自中国政策性金融机构的相当于项目总投资成本50%的融资。相关融资方案需要满足银行条件并得到中国政府和沙特政府相关部门的批准。

4.本《框架协议》为排他性协议。

5.本公司和美国杰拉德公司(GERALD METALS INC.)已经形成战略合作伙伴关系，《框架协议》还规定本公司和美国杰拉德公司将在与沙特西部公司协商后，有权共同参与氧化铝厂和电解铝厂不超过25%的股本金投资。

6.本次签署的文件为项目的《框架协议》，目前本公司正在编制该项目氧化铝厂和电解铝厂的可行性研究报告。本公司及联合体尚未与沙特西部公司就上述项目签署正式的《工程承包合同》，在关键项目前之后，本公司将在指定的媒体上及时披露。

沙特投资人Dr Abdullah Baeeden领导的集团公司、包括沙特SBC集团、美国杰拉德公司等，股本结构尚未确定。

2.沙特吉赞铝电项目投资计划情况。鉴于本次公司签署的《框架协议》只是一份合作协议书，其中并未涉及投资总额，此前沙特西部公司委托花旗银行投资有限公司对项目总投资进行测算，根据沙特西部公司提供的《吉赞电解铝项目备忘录》，该项目总投资近50亿美元，在该项目的承包和建设中，本公司承担的氧化铝厂和电解铝厂投资额约30亿美元。本公司将承担上述投资价值或同行业投资成本部分的设计、采购、施工，具体内容将以未来工程承包合同项下的约定为准，本公司负责的项目具体金额在未来正式合同谈判中协商确定。

3.财务影响分析。我公司主营业务是国际工程承包，按照国际惯例在国外工程项目开发中，一般都经历收集信息、研究资料、跟踪项目、草签意向、签署框架协议、签订正式合同、开始执行等一系列过程，期间涉及诸多不确定因素。鉴于该项目仅仅是框架协议，尚未完成可行性研究报告，对项目未来经济效益尚无法做出准确预测。2006年本公司年度财务报告披露的承包工程毛利率为7.25%。敬请广大投资者参考并注意投资风险。

五、重要合作框架协议对公司经营业绩的影响

本公司主营业务是国际工程承包和有色金属矿产资源开发，签订国际工程承包协议是公司的正常经营行为。本次签署的《框架协议》并非工程承包合同，未来承包合同的签订和履行将由签约、生效、执行、支付等步骤组成，公司已签订的、且未生效履行的协议不会对公司财务状况构成实质性影响。本次签署的协议为有条件生效，由于我公司在2007年开工执行该工程项目的可能性较小，因此该项目对本公司近期业绩不构成重大实质性影响。

六、其它事项

1.本公司股票定于2007年5月25日上午10:30复牌。

2.本公司将密切关注、跟踪沙特吉赞铝电项目进展，分阶段披露生效、执行或终止情况；同时本公司将继续向控股股东咨询，了解股权分置改革中承诺的资产注入事项的进展情况，并及时予以披露。

3.本公司指定的信息披露媒体为《中国证券报》和巨潮资讯网，公司董事会提醒投资者认真阅读公司信息披露公告并注意投资风险。

特此公告。

中国有色金属建设股份有限公司董事会
2007年5月24日

中色股份自2001年来签约的所有项目及分包表

序号	项目名称	合同额(百万美元)	业主名称	合同内容	工期(月)	签署日期	完工时间	执行情况
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	已完成
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	执行中
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	已完成
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]		[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	已完成
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]		执行中
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	执行中
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]		未生效
[illegible]	[illegible]		[illegible]	[illegible]				

安阳钢铁股份有限公司董事会决定召开公司2006年年度股东大会，现将会议的有关事项通知如下：

一、会议时间：2007年6月15日下午2:00时

二、会议地点：安钢会展中心第二会议室

三、会议召集人：本公司董事会

四、会议召开方式：现场

五、会议审议事项：

1.提案名称：

(1)审议《公司申请银行综合授信额度》的议案；

(2)审议《公司2007年度固定资产投资计划》的议案；

(3)审议《公司2006年度财务决算报告》的议案；

(4)审议《公司2006年度利润分配预案》的议案；

(5)审议《公司2006年度董事会工作报告》的议案；

(6)审议《公司2006年度监事会工作报告》的议案；

(7)审议《公司2006年度报告及报告摘要》的议案；

(8)审议《公司独立董事2007年度津贴标准》的议案；

(9)审议《公司2007年度日常关联交易事项》的议案；

(10)审议《公司"十一五"结构调整规划建设项目贷款提供设备抵押》的议案；

(11)审议《公司更换会计师事务所》的议案；

2.披露情况：

上述议案(1)详见2006年10月26日刊登在《中国证券报》、《上海证券报》、《证券日报》上的《公司第五届董事会第六次会议决议公告》；议案(2)详见2007年2月6日刊登在《中国证券报》、《上海证券报》、《证券日报》上的《公司第五届董事会第七次会议决议公告》；议案(3)—(10)详见2007年4月18日刊登在《中国证券报》、《上海证券报》、《证券日报》上的《公司第五届董事会第八次会议决议公告》、《公司第五届监事会第七次会议决议公告》和《公司2007年日常关联交易公告》；议案(11)详见2007年5月21日刊登在《中国证券报》、《上海证券报》、《证券日报》上的《公司2007年第二次临时董事会会议决议公告》。

六、出席会议人员

(1)截止2007年6月8日下午收市后在中国证券登记结算有限责任公司上海分公司登记在册的本公司股东及其委托代理人。

(2)本公司董事、监事、高级管理人员及公司聘请的律师。

七、会议登记办法

(1)符合出席会议的法人股东持营业执照复印件、法定代表人授权委托书、持股凭证和出席人身份证办理登记。个人股东持本人身份证、持股凭证；委托代理人持本人身份证、授权委托书(见附件)、委托人持股凭证办理登记。异地股东可在登记时间内采用传真、信函方式办理登记。

(2)登记时间：2007年6月11日上午8时—11:30、下午2:00—5:30时。

(3)登记地点：河南省安阳市殷都区梅元庄安阳钢铁股份有限公司董事会办公室。

联系人：王乃龙、宋文华

联系电话：0372—3120175

传真：0372—3120181

邮政编码：455004

八、其他事项

会期半天，参加会议的股东食宿、交通费用自理。

特此公告。

安阳钢铁股份有限公司董事会

2007年5月24日

附件：

授权委托书

兹全权委托　　　　先生(女士)代表我单位(个人)出席安阳钢铁股份有限公司2006年年度股东大会，并代为行使表决权。

委托人签名：　　　　委托人身份证号：

委托人持股数：　　　　委托人股东代码：

受托人：　　　　受托人身份证号：

委托日期：2007年　月　日

证券代码：600726　900937　100726　证券简称：华电能源　华电B股　华电转债　编号：临2007-011

华电能源股份有限公司关于可转换公司债券赎回的公告

(第四次)

重要内容提示：

1.华电转债赎回登记日为2007年5月28日。

2.华电转债赎回日为2007年5月29日，自天开始华电转债停止交易和转股。

3.华电转债赎回价格为可转债面值的105%，即105元/张(含当期利息，含税；个人和基金持有的华电转债扣除利息税后赎回价格为104.7元/张)。

4.华电转债付款日为2007年6月5日。

5.若投资者在赎回日之前未将所持华电转债转成公司A股股票，公司将于赎回日赎回华电转债，请持债投资者注意投资风险。

6.本次赎回完成后，华电转债将在上海证券交易所摘牌。

7.截止2007年5月23日，已有777,223,000元华电转债转换为公司股票，尚有22,777,000元华电转债在市场流通。

8.华电转债赎回公告刊登日期为2007年4月27日、4月30日、5月9日和5月25日。

华电能源股份有限公司(以下简称"公司")于2003年6月3日发行了8亿元5年期可转换公司债券(简称"华电转债"，代码100726)，票面金额100元。2003年12月3日，华电转债进入转股期，目前转股价格为3.10元/股。截止2007年5月23日，已有777,223,000元华电转债转换为公司股票，尚有22,777,000元华电转债在市场流通。

根据公司《可转换公司债券募集说明书》赎回条款规定："(1)在本期债券发行满半年之后，如果本公司的A股股票在其后的任何连续40个交易日中有至少30个交易日的收盘价不低于该30个交易日内生效转股价格的150%，若在该40个交易日内发生过转股价格调整的情形(除权除息除外)的情形，则在调整前的交易日按调整前的转股价格和收盘价计算，在调整后的交易日(含调整当日)按调整后的转股价格和收盘价计算；(2)本期可转债未转股余额不足3000万元时。当上述任何一个条件成就时，本公司董事会有权决定按面值的105%在"赎回日"(在赎回公告中通知)赎回全部或部分在赎回日之前未转股的公司转债。"

公司股票在2007年3月1日至4月25日的连续40个交易日中，已有30个交易日的收盘价均高于当期转股价格的150%，即4.65元，满足赎回华电转债的条件，经公司董事会审议，公司决定行使华电转债赎回权，将赎回日之前未转股的华电转债全部赎回。

现将本次赎回华电转债的有关事项公告如下。

一、赎回条件

公司股票在2007年3月1日至4月25日的连续40个交易日中，已有30个交易日的收盘价均高于当期转股价格的150%，即4.65元。

二、赎回登记日和赎回日

1.赎回登记日

本次华电转债赎回登记日为2007年5月28日。

2.赎回日

本次华电转债赎回日为2007年5月29日，当天开始华电转债停止交易和转股。

三、赎回价格

根据公司《可转换公司债券募集说明书》赎回条款规定，本次华电转债的赎回价格为可转债面值的105%，即105元/张(含当期利息，含税)，个人和基金持有的华电转债扣除利息税后赎回价格为104.7元/张。

四、赎回对象

截至2007年5月28日上海证券交易所收市后，在中国证券登记结算有限责任公司上海分公司登记在册的全部华电转债持有人。

五、赎回付款日

本次华电转债赎回付款日为2007年6月5日，赎回款将通过可转债托管券商直接划入华电转债持有人的资金账户。

六、赎回的支付方式

本公司将委托中国证券登记结算有限责任公司上海分公司通过其资金清算系统向登记日在册并在上海证券交易所各会员单位办理了指定交易的持有人派发赎回款，同时计减持有人相应的华电转债数额。已办理全面指定交易的投资者可于付款日在其指定的证券营业部领取赎回款。未办理指定交易的投资者赎回款暂由中国证券登记结算有限责任公司上海分公司保管，待办理指定交易后再进行派发。个人和基金持有的华电转债需交纳的利息税，由公司代扣代缴。

七、其他赎回相关事项

1.自满足赎回条件发布公告之日起至赎回登记日，在上海证券交易所交易日的正常交易时间内，华电转债不停止交易及转股；华电转债自赎回日2007年5月29日开始停止交易和转股。

2.华电转债赎回公告刊登日期为2007年4月27日、4月30日、5月9日和5月25日。

3.投资者欲全面了解华电转债赎回的具体事宜，请查阅刊登于2003年5月29日《中国证券报》和《上海证券报》上的公司《发行可转换公司债券募集说明书摘要》及上海证券交易所网站(www.sse.com.cn)上的公司《可转换公司债券募集说明书》。

4.本次赎回工作完成后，公司将在中国证监会指定的上市公司信息披露报刊及互联网网站上公告本次赎回结果及对公司的影响。

八、咨询机构

咨询地址：哈尔滨市南岗区大成街209号

咨询电话：0451-82525998、82525708、82525778

咨询传真：0451-82525878

特此公告。

华电能源股份有限公司

二〇〇七年五月二十五日

证券简称：日照港　证券代码：600017　编号：临2007-026

关于召开2007年第一次临时股东大会的通知

特别提示

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、会议召开的基本事项

(一)会议召集人：公司董事会

(二)会议召开时间

现场会议时间：2007年6月11日(周一)下午1:30

网络投票时间：2007年6月11日上午9:30-11:30、下午13:00-15:00

(三)现场会议地点：公司会议室(山东省日照市海滨二路81号)

(四)股权登记日：2007年6月1日

(五)会议期限：半天

(六)会议召开及投票方式：本次临时股东大会采取现场投票与网络投票相结合的方式。公司将通过上海证券交易所交易系统向公司股东提供网络形式的投票平台，股东可以在网络投票时间内通过上述系统行使表决权。

(七)参加会议的方式：公司股东只能选择现场投票和网络投票中的一种表决方式。如同一股份通过现场和网络投票系统重复进行表决的，以现场表决为准。

(八)会议出席对象

(1)本公司董事、监事和高级管理人员；

(2)2007年6月1日上海证券交易所收市后在中国证券登记结算有限责任公司上海分公司登记在册的本公司股东；

(3)公司董事会聘请的见证律师。

二、会议审议事项

提请本次临时股东大会审议以下议案：

1.关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案；

2.关于以拟发行分离交易可转换公司债券部分募集资金收购"日照港西区二期工程"的议案；

3.关于修订《日照港股份有限公司主要会计政策、会计估计和合并会计报表的编制方法》的议案；

4.关于租赁日照港(集团)有限公司有关设施及设备设施进行委托管理作业的议案；

5.关于投资建设日照港石臼港区南二期工程堆场煤炭装船机的议案；

6.关于修订《关联交易决策制度》的议案；

7.关于修订《对外担保管理办法》的议案；

8.关于修订《与关联方资金往来管理办法》的议案；

9.关于修订《募集资金使用管理办法》的议案。

有关股东大会文件已同时登载于上海证券交易所网站(网址：http://www.sse.com.cn)以及公司网站(网址：http://www.rzpcl.com)

三、本次临时股东大会现场会议登记事项

1.登记办法(股东登记表见附件1)

(1)个人股东应出示本人身份证、证券账户卡；个人股东委托他人出席会议的，受托人应出示本人身份证、委托人身份证复印件、授权委托书(见附件2)和证券账户卡。

(2)法人股东出席会议的，应出示法定代表人身份证、法定代表人身份证明、法人股东单位的营业执照复印件和证券账户卡；法人股东委托代理人出席会议的，代理人还应出示本人身份证、法人股东单位的法定代表人依法出具的书面委托书。

(3)异地股东可以传真方式登记。

2.登记地点：公司证券部(山东省日照市海滨二路81号)

3.登记时间：2007年6月11日(上午8:00-11:00)

四、投资者参加网络投票的操作流程(见附件3)

五、其他事项

1.联系电话：0633-8387351、8387350

联系传真：0633-8387361

联系地址：山东省日照市海滨二路81号

邮政编码：276826

2.会期预计半天，与会股东交通及食宿费用自理。

3.出席现场会议股东及股东授权代理人请于会议开始前半小时内到达会议地点，并携带身份证明、股东账户卡、授权委托书等原件，以便签到入场。

特此公告。

日照港股份有限公司董事会

2007年5月25日

附件1：股东登记表式样

股东登记表

兹登记参加日照港股份有限公司2007年第一次临时股东大会。

姓名：

股东账户号码：

身份证号码：

持股数：

联系电话：

传真：

联系地址：

邮政编码：

附件2：授权委托书式样

授权委托书

兹全权委托　　　　先生(女士)代表本人/公司出席2007年6月11日在山东省日照市海滨二路81号公司会议室举行的日照港股份有限公司2007年第一次临时股东大会，并行使表决权。

序号	议案内容	同意	反对	弃权
1	关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案			
2	关于以拟发行分离交易可转换公司债券部分募集资金收购"日照港西区二期工程"的议案			
3	关于修订《日照港股份有限公司主要会计政策、会计估计和合并会计报表的编制方法》的议案			
4	关于租赁日照港(集团)有限公司有关设施及设备设施进行委托管理作业的议案			
5	关于投资建设日照港石臼港区南二期工程堆场煤炭装船机的议案			
6	关于修订《关联交易决策制度》的议案			
7	关于修订《对外担保管理办法》的议案			
8	关于修订《与关联方资金往来管理办法》的议案			
9	关于修订《募集资金使用管理办法》的议案			

委托方签名：

委托方身份证号码：

委托方持有股份数：

委托方股东账号：

受托人签字：

受托人身份证号码：

受托日期：

有效日期：　　年　　月　　日至　　年　　月　　日止

注：委托人应在授权书相应的空格内划"√"。

注：授权委托书、股东登记表剪报、复印或按以上格式自制均有效。

附件3：投资者参加网络投票的操作流程

一、投票流程

1.投票代码

投票代码	投票简称	表决议案数量	说明
738017	日照投票	9	A股股东

2.表决议案

公司简称	议案序号	议案内容	对应的申报价格
日照港	1	关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案	1.00元
	2	关于以拟发行分离交易可转换公司债券部分募集资金收购"日照港西区二期工程"的议案	2.00元
	3	关于修订《日照港股份有限公司主要会计政策、会计估计和合并会计报表的编制方法》的议案	3.00元
	4	关于租赁日照港(集团)有限公司有关设施及设备设施进行委托管理作业的议案	4.00元
	5	关于投资建设日照港石臼港区南二期工程堆场煤炭装船机的议案	5.00元
	6	关于修订《关联交易决策制度》的议案	6.00元
	7	关于修订《对外担保管理办法》的议案	7.00元
	8	关于修订《与关联方资金往来管理办法》的议案	8.00元
	9	关于修订《募集资金使用管理办法》的议案	9.00元

3.在"委托股数"项下填报表决意见

表决意见种类	对应的申报股数
同意	1股
反对	2股
弃权	3股

二、投票举例

股权登记日2007年6月1日A股收市后持有"日照港"A股的投资者，对本次网络投票的第一项提案投同意票，以议案序号1"关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案"为例，其申报如下：

投票代码	买卖方向	买卖价格	买卖股数
738017	买入	1.00元	1股

如某A股投资者对本次网络投票的第一项提案投反对票，以议案序号1"关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案"为例，只要将前款所述申报股数改为2股，其他申报内容相同：

投票代码	买卖方向	买卖价格	买卖股数
738017	买入	1.00元	2股

如某A股投资者对本次网络投票的第一项提案投弃权票，以议案序号1"关于变更公司拟发行分离交易可转换公司债券募集资金投资项目的议案"为例，只要将前款所述申报股数改为3股，其他申报内容相同：

投票代码	买卖方向	买卖价格	买卖股数
738017	买入	1.00元	3股

三、投票注意事项

1.对同一议案不能多次进行表决申报，多次申报的，以第一次申报为准。

2.对不符合上述要求的申报或者申报不全的将作为无效申报，不纳入表决统计。

证券代码：000055、200055 证券简称：方大A、方大B 公告编号：2007-16号

方大集团股份有限公司股票交易异常波动公告

[illegible]

一、股票交易异常情况

本公司股票"方大B"（股票代码200055）于5月9日、10日、11日连续三个交易日收盘价格涨幅偏离值累计异常，根据《深圳证券交易所股票上市规则》的有关规定，属于股价异动。

二、相关情况说明

[illegible]

本公司董事会确认，公司目前没有任何根据《深圳证券交易所股票上市规则》等有关规定应予以披露而未披露的事项 [illegible]

三、是否存在违反信息公平披露的情形的自查说明

经自查，本公司董事会确认，公司不存在违反信息公平披露的情形，敬请广大投资者注意投资风险。

特此公告。

方大集团股份有限公司
董事会
2007年5月14日

证券代码：000029、200029 证券简称：深深房A、深深房B （公告编号：2007-009）

深圳经济特区房地产（集团）股份有限公司股票交易异常波动公告

[illegible]

一、说明股票交易异常情况

本公司股票深深房B（证券代码200029）交易价格于2007年5月9日、10日、11日已连续三个交易日收盘价格涨幅偏离值累计异常，为保护广大投资者利益，公司董事会特作出如下说明。

二、相关情况说明

[illegible]

三、是否存在违反信息公平披露的情形的自查说明

经自查，本公司董事会确认，本公司不存在违反信息公平披露的情形。敬请广大投资者注意投资风险。

特此公告

深圳经济特区房地产（集团）股份有限公司董事会
2007年05月14日

证券代码：600199 证券简称：ST金种子 编号：临2007-009

安徽金种子酒业股份有限公司关于申请撤销股票其他特别处理的公告

[illegible]

2006年公司财务报告经安徽华普会计师事务所审计，并出具了标准无保留意见的审计报告，经审计确认公司2006年度实现净利润19,746,103.42元，扣除非经常性损益后的净利润为7,974,393.63元，2006年末每股净资产为2.01元。[illegible]

本公司股票于2007年5月14日停牌一天。

特此公告！

安徽金种子酒业股份有限公司董事会
2007年5月11日

证券代码：600199 证券简称：ST金种子 编号：临2007-010

安徽金种子酒业股份有限公司关于撤销股票其他特别处理的公告

[illegible]

安徽金种子酒业股份有限公司董事会
2007年5月11日

证券代码：600199 证券简称：ST金种子 编号：临2007-011

安徽金种子酒业股份有限公司关于对大股东所欠公司货款偿还事宜公告

[illegible]

本公司截至目前大股东所欠公司货款3,434万元 [illegible] 2007年偿还1,200万元，2008年偿还2,434万元，具体情况如下表。

单位：万元

期间（月）	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	合计
金额	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

特此公告。

安徽金种子酒业股份有限公司董事会
2007年5月11日

证券代码：600001 证券简称：邯郸钢铁 编号：临2007-017

邯郸钢铁股份有限公司2006年度股东大会决议公告

[illegible]

本次会议无新提、变更及否决议案的情况。

一、会议的召开和出席情况

[illegible]

二、议案审议表决情况

(一)审议通过了《2006年度董事会工作报告》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(二)审议通过了《2006年度监事会工作报告》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(三)审议通过了《2006年度财务决算及2007年度财务预算报告》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(四)审议通过了《2006年度利润分配方案》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(五)审议通过了《关于聘请会计师事务所的议案》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(六)审议通过了《关于董事会换届选举的议案》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(七)审议通过了《关于修改公司章程的议案》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(八)审议通过了《关于变更公司注册资本的议案》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）所持有的有表决权股份总数的100%；反对0股；弃权0股。

(九)审议通过了《[illegible]》

表决结果：同意1,041,042,158股，占出席会议的股东（或其授权代表）[illegible]

[illegible]本次会议应出席董事15人，实际到会14人。公司监事及高级管理人员列席了会议，符合《公司法》和《公司章程》的有关规定。会议以书面表决的方式审议通过如下议案：

一、审议通过了《关于选举第四届董事会董事长、副董事长的议案》

[illegible]

表决15票，反对0票，弃权0票。

二、审议通过了《关于聘任公司总经理、董事会秘书和证券事务代表的议案》

[illegible]

表决15票，反对0票，弃权0票。

[illegible]

三、审议通过了《关于聘任公司副总经理的议案》

[illegible]

表决15票，反对0票，弃权0票。

[illegible]

四、审议通过了《关于选举第四届董事会各专门委员会成员的议案》

[illegible]

表决15票，反对0票，弃权0票。

特此公告

邯郸钢铁股份有限公司董事会
二○○七年五月十一日

证券代码：600001 证券简称：邯郸钢铁 编号：临2007-019

邯郸钢铁股份有限公司第四届监事会第一次会议决议公告

[illegible]

股票代码：600012 股票简称：皖通高速 编号：临2007-06

安徽皖通高速公路股份有限公司二〇〇六年度股东周年大会决议公告

[illegible]

会议以举手表决方式通过以下议案：

一、批准本公司二〇〇六年度董事会报告。[illegible]

二、批准本公司二〇〇六年度监事会报告。[illegible]

三、批准本公司二〇〇六年度财务报告。[illegible]

四、[illegible]

[illegible]

二〇〇七年五月十一日

本次股东大会的见证律师认为：本次股东大会的召集与召开程序、出席会议人员的资格、议案提出和审议、表决程序均符合《公司法》、《股东大会规则》和《公司章程》的规定，未发现违反法律规定之处，会议合法、有效。

四、备查文件

（一）本次股东大会全部议案

（二）本次股东大会决议

（三）北京市中伦律师事务所出具的法律意见书。

特此公告

邯郸钢铁股份有限公司

2007年5月11日

证券代码：600001　证券简称：邯郸钢铁　编号：临2007-018

邯郸钢铁股份有限公司第四届董事会第一次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

邯郸钢铁股份有限公司第四届董事会第一次会议于2007年5月11日在公司会议室召开，董事长刘汉章先生主持会议。会议通知及会议资料于2007年4月30日以电子邮件和专人送达的方式通知各位董

证券代码：600001　证券简称：邯郸钢铁　编号：临2007-020

邯郸钢铁股份有限公司关于控股股东邯钢集团公司与宝钢集团公司共同建设邯钢新区的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

2005年12月，邯钢集团公司"结构优化产业升级总体规划"项目获得国家发改委批准。依据国家钢铁产业发展政策和河北省钢铁业整合要求，邯钢集团公司决定与宝钢集团有限公司进行合作。2007年5月10日双方签订了合作协议，以共同投资邯钢新区为主要合作内容，成立合资公司。合资公司名称拟定为邯钢集团宝钢钢铁有限公司，注册地址为河北省邯郸市，注册资本人民币120亿元，出资比例双方各占50%。

特此公告

邯郸钢铁股份有限公司

2007年5月11日

证券代码：600050　证券简称：中国联通　编号：临2007-010

中国联合通信股份有限公司2006年度股东大会决议公告

中国联合通信股份有限公司及公司董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

中国联合通信股份有限公司（以下简称"公司"或"本公司"）2006年度股东大会（以下简称"股东大会"），于2007年5月11日上午9时在深圳市五洲宾馆召开。出席会议的人数为：31人，代表股份13,701,424,437股，占公司总股本的64.6397%，符合《中华人民共和国公司法》及公司章程的规定。公司的股东、股东代表、部分董事、独立董事、高级管理人员出席了会议；与本次股东大会审议事项相关的中介机构的代表列席了会议。

一、本次股东大会以记名投票方式通过决议如下（各表决事项的具体内容已在"关于召开2006年度股东大会的公告"中详细披露，会议未作修改）：

1.同意公司2006年度财务决算报告

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

2.同意关于公司2006年度利润分配的议案

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

3.同意关于聘请会计师事务所的议案

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

4.同意公司2006年度董事会报告

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

5.同意公司2006年度监事会报告

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

6.同意公司2006年年度报告

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：0	占0%
弃权：5,992	占0.00004%

7.同意关于联通红筹公司2006年度利润分配的议案

出席本次股东大会并对该事项享有表决权的股东共持有公司股份

13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：5,992	占0.00004%
弃权：0	占0%

8.同意联通红筹公司股东大会授权其董事会在一定期间内任命及重选董事并授权董事会决定其截至2007年12月31日止的酬金事项

出席本次股东大会并对该事项享有表决权的股东共持有公司股份

13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：5,992	占0.00004%
弃权：0	占0%

9.同意联通红筹公司股东大会授权其董事会在规定的期间内，在香港联合交易所及指定的其他证券交易所，按适用的法律购买公司股份事项

出席本次股东大会并对该事项享有表决权的股东共持有公司股份

13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：5,992	占0.00004%
弃权：0	占0%

10.同意联通红筹公司股东大会授权其董事会在规定的范围内决定股份发行计划事项

出席本次股东大会并对该事项享有表决权的股东共持有公司股份

13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,701,418,445	占99.99996%
反对：5,992	占0.00004%
弃权：0	占0%

二、律师鉴证

北京市通商律师事务所指派见证律师出席本次股东大会，对本次股东大会的过程进行鉴证并出具法律意见如下：本次股东大会的召集、召开程序符合公司法、证券法、股东大会规则意见等相关法律、法规以及公司章程的规定，出席会议人员的资格合法有效，本次股东大会的表决程序合法、有效。

三、备查文件目录

1、经出席会议董事和记录人签字的中国联合通信股份有限公司2006年度股东大会决议。

2、北京市通商律师事务所关于中国联合通信股份有限公司2006年度股东大会的法律意见书。

中国联合通信股份有限公司

董事会

二〇〇七年五月十一日

证券代码：600050　证券简称：中国联通　编号：临2007-011

中国联合通信股份有限公司2007年第一次临时股东大会决议公告

中国联合通信股份有限公司以及公司董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

中国联合通信股份有限公司（以下简称"公司"或"本公司"）2007年第一次临时股东大会（以下简称"股东大会"）于2007年5月11日上午10:30在深圳市五洲宾馆召开。出席会议的人数为：31人，代表股份13,701,424,437股，占公司总股本的64.6397%，符合《中华人民共和国公司法》及公司章程的规定。公司的股东、股东代表、部分董事、独立董事、高级管理人员出席了会议；与本次股东大会审议事项相关的中介机构的代表列席了会议。

一、本次股东大会以记名投票方式通过如下决议（具体内容已在"关于召开2007年第一次临时股东大会的公告"中详细披露，会议未作修改）：

同意关于联通红筹公司期权计划修订方案

出席本次股东大会并对该事项享有表决权的股东共持有公司股份13,701,424,437股，表决情况如下：

股数	占出席会议有表决权股份总数的比例(%)
同意：13,684,879,845	占99.8792%
反对：16,544,592	占0.1208%
弃权：0	占0%

二、律师鉴证

北京市通商律师事务所指派见证律师出席本次股东大会，对本次股东大会的过程进行鉴证并出具法律意见如下：本次股东大会的召集、召开程序符合公司法、证券法、股东大会规则意见等相关法律、法规以及公司章程的规定，出席会议人员的资格合法有效，本次股东大会的表决程序合法、有效。

三、备查文件目录

1、经出席会议董事和记录人签字的中国联合通信股份有限公司2007年第一次临时股东大会决议。

2、北京市通商律师事务所关于中国联合通信股份有限公司2007年第一次临时股东大会的法律意见书。

中国联合通信股份有限公司

董事会

二〇〇七年五月十一日

证券代码：600050　证券简称：中国联通　编号：临2007-012

中国联合通信股份有限公司公告

公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

中国联合通信股份有限公司（"本公司"）间接控股的中国联通股份有限公司（"联通红筹公司"）于2007年5月11日召开的股东周年大会（以下简称"联通红筹公司股东大会"），按照有关"透视投票"的规定，对本公司通过联通BVI公司参加联通红筹公司股东大会投票表决的事项进行了表决，包括：

1.联通红筹公司2006年度利润分配方案；

2.香港（香港联合交易所有限公司上市规则）以及香港上市公司的惯例，由联通红筹公司股东大会授权其董事会在一定期间内决定下列事项：

（1）任命及重选董事并授权董事会决定其截至2007年12月31日止的酬金。

（2）授权董事会在规定的期间内，在香港联合交易所及指定的其他证券交易所，按适用的法律购买公司股份。

（3）授权董事会在规定的范围内决定股份发行计划：发行的股本总额不超过联通红筹公司目前已发行股本总额的20%；发行方式包括行使期权计划、配售、发行新股或者发行可转股债券；该项授权的有效期为一年，自联通红筹公司股东大会批准后起算。

3.关于联通红筹公司期权计划修订方案。

上述事项在联通红筹公司股东大会中已经获得审议通过。

本公司2006年度利润分配的实施方案，将另行公告。

中国联合通信股份有限公司

二〇〇七年五月十一日

证券代码：600984　证券简称：建设机械　编号：2007-02

陕西建设机械股份有限公司股票交易异常波动公告

[illegible]

特此公告。

陕西建设机械股份有限公司董事会
二〇〇七年三月二十一日

证券简称：燕京啤酒　证券代码：000729　公告编号：2007-003

北京燕京啤酒股份有限公司
关于增持福建省燕京惠泉啤酒股份有限公司股份的公告

[illegible]

股3,231,471股，占惠泉啤酒总股本的1.2926%。

本次增持后，本公司共持有惠泉啤酒股份124,899,278股，占股份总额的49.9597%。

[illegible]

特此公告。

北京燕京啤酒股份有限公司董事会
二〇〇七年三月二十一日

信诚精萃成长股票型证券投资基金
关于在中国建设银行开办定期定额申购业务的公告

[illegible]

VANKE 万科企业股份有限公司 CHINA VANKE CO., LTD.

证券代码：000002，200002　证券简称：万科A，万科B　公告编号：（万）2007-014

万科企业股份有限公司
关于获取富春有限公司公开出让股权包的公告

[illegible]

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
合计			[illegible]	[illegible]

[illegible]

特此公告。

万科企业股份有限公司董事会
二〇〇七年三月二十二日

易方达策略成长二号混合型证券投资基金分红公告

[illegible]

一、收益分配方案

[illegible]

二、收益分配时间

1、权益登记日、除息日：2007年3月26日

2、红利发放日：2007年3月27日

[illegible]

三、收益分配对象

[illegible]

四、收益发放办法

[illegible]

六、提示

[illegible]

七、咨询办法

[illegible]

3、易方达基金管理有限公司网站 http://www.efunds.com.cn。

特此公告。

易方达基金管理有限公司

证券简称：深赛格、深赛格B　证券代码：000058、200058　公告编号：2007—007

深圳赛格股份有限公司
关于职工代表大会产生第四届监事会职工代表监事的公告

本公司及董事会全体成员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或者重大遗漏。

鉴于深圳赛格股份有限公司（以下简称"公司"）第三届监事会已到届届满，根据《公司章程》关于职工代表监事选举的有关规定，公司于2007年3月20日在公司大会议室召开了深圳赛格股份有限公司第三届职工代表大会，会议经全体与会代表无记名投票，选举产生了张长寿先生、田煜荣先生为公司第四届监事会职工代表监事，任期三年，任期时间与2006年度股东大会选举产生的第四届监事会的时间相同。

公司第四届监事会另两位股东代表监事将由公司2006年度股东大会选举后产生。

特此公告。

附件：职工代表监事简历

张长寿，男，1958年6月出生，正高级会计师、博士研究生，现任公司财务部部长，曾任深圳赛格三星股份有限公司董事，曾任郑州航空工业管理学院教师，深圳赛格高技术投资公司资产管理部经理。其本人与本公司的控股股东及实际控制人不存在关联关系，截至本公告披露之日未持有本公司股份；未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

田煜荣，男，1966年4月出生，大学本科，现任公司人事部部长，公司第三届监事会职工监事，曾任公司企划部副部长助理。其本人与本公司的控股股东及实际控制人不存在关联关系，截至本公告披露之日未持有本公司股份；未受过中国证监会及其他有关部门的处罚和证券交易所惩戒。

深圳赛格股份有限公司
监事会
二〇〇七年三月二十一日

证券代码：000029、200029　证券简称：深深房A、深深房B　（公告编号：2007—003）

深圳经济特区房地产（集团）股份有限公司
关于公开拍卖合资公司股权的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

重要内容提示：

●本次拍卖的资产为深圳八方通铁路储运有限公司35%股权。

●本次交易不构成关联交易。

一、拍卖交易概述

2007年2月16日中国国际经济贸易仲裁委员会仲裁庭委托深圳联合拍卖有限公司对深圳八方通铁路储运有限公司的100%股权进行了公开拍卖，由黄家投资控股有限公司以9100万元人民币的价格竞得。

本公司持有深圳八方通铁路储运有限公司35%股权，近日分得3183万元，预计将获得2053万元的收益。

二、拍卖标的基本情况

深圳八方通铁路储运有限公司成立于1994年11月17日，经深圳市人民政府商外资批准证字[1994]0407号中华人民共和国外商投资企业批准，于1995年1月14日登记成立的中外合资企业。公司现持有深圳市工商行政管理局颁发的企业法人营业执照106334A号企业法人营业执照。执照号码：公司住所为深圳市福田区新闻路39号，法定代表人为［illegible］，注册资本为人民币3000万元（实收资本3000万元），经营范围为公路货运、货运仓储、生产经营建筑材料、五金制品及钢结构工产品，从事铁路货代理业务。其股东为：深圳经济特区房地产（集团）股份有限公司（35%）、深圳平湖铁路有限公司（16%）、与华（加拿大）有限公司（33%）、香港［illegible］投资有限公司（16%）。

深圳八方通铁路储运有限公司成立以来，实际未开展主营业务，只有少量出租土地和房屋的租赁等非主营业务发生。

三、拍卖公司主要财务数据（人民币万元）

项目	[illegible]	[illegible]	增减率(%)
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

注：评估基准日为2006年12月31日

四、拍卖背景

深圳八方通铁路储运有限公司各股东因出资问题未形成一致意见，出现纠纷诉诸中国国际经济贸易仲裁委员会，经中国国际经济贸易仲裁委员会调解达成协议，同意公开拍卖整体转让深圳八方通铁路储运有限公司100%股权。

五、备查文件

1.和解协议

2.资产评估报告及会计财务报告

特此公告。

深圳经济特区房地产（集团）股份有限公司董事会
2007年3月21日

证券简称：天音控股　证券代码：000829　公告编号：2007-13号

天音通信控股股份有限公司
第四届董事会第十三次会议决议公告

本公司及其董事、监事、高级管理人员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或者重大遗漏。

天音通信控股股份有限公司第四届董事会第十三次会议通知于2007年3月15日以传真和电子邮件方式发出，会议于2007年3月20日以通讯方式召开。公司董事11人，参加会议表决的董事11人。监事会成员列席了会议，公司高级管理人员列席了会议，符合《公司法》和本公司章程的有关规定。会议由公司董事长主持，审议并通过了如下议案：

一、全资子公司增资及向银行贷款3000万元的议案；

鉴于公司业务发展的需要，同意公司向银行申请流动资金贷款3000万元，期限一年，用于企业生产经营周转。

同意授权公司财务负责人代表公司办理上述借款事宜并签署相关合同及文件。

同意10票，反对0票，弃权0票。

二、关于为天音通信有限公司提供担保的议案

根据公司生产发展需求，同意天音通信有限公司为公司向银行等金融机构申请贷款4亿元提供担保。

本议案需提交公司股东大会审议。

同意10票，反对0票，弃权0票。

三、公司为天音通信有限公司提供担保的议案

为支持天音通信公司业务快速发展对资金需求的增加，同意为天音通信公司向银行等金融机构申请额度25亿元提供担保。

本议案需提交公司股东大会审议。

同意10票，反对0票，弃权0票。

四、关于召开公司2007年第二次临时股东大会的议案

详细内容请见刊登在2007年3月22日《中国证券报》上的《关于天音通信控股股份有限公司召开2007年第二次临时股东大会的通知》。

同意10票，反对0票，弃权0票。

天音通信控股股份有限公司董事会
2007年3月20日

证券简称：天音控股　证券代码：000829　公告编号：2007-14号

关于天音通信控股股份有限公司
召开2007年第二次临时股东大会的通知

本公司及其董事、监事、高级管理人员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或者重大遗漏。

一、召开会议基本情况

1.召开时间：现场会议召开时间2007年4月9日（周一）下午2:30时。

2.召开地点：江西省赣州市红旗大道20号本公司会议室。

3.召集人：公司董事会

4.召开方式：本次股东大会采取现场投票方式召开。

（1）本次股东大会的股权登记日为2007年4月2日（周一）。凡2007年4月2日下午交易结束后在中国证券登记结算有限责任公司深圳分公司登记在册的公司股东均有权以本通知公布的方式出席本次股东大会及参加表决；不能亲自出席股东大会现场会议的股东可授权他人代为出席，被授权人不必为本公司股东（授权委托书见附件一）。

（2）公司董事、监事和高级管理人员及见证律师。

二、会议审议事项

1.审议关于为天音通信有限公司为公司向银行借款提供担保的议案。

2.审议公司为深圳市天音通信有限公司提供担保的议案。

上述审议事项已经公司第四届董事会十三次会议审议通过，详细内容刊登于2007年3月22日的《中国证券报》和巨潮资讯网（www.cninfo.com.cn）上。

三、参加现场会议登记办法

1.登记手续：出席会议的个人股东凭本人身份证、股东帐户卡及有效持股凭证办理登记手续；委托他人出席会议的，受托人凭本人身份证、委托人股东帐户卡、授权委托书和委托人持股凭证办理登记手续；法人股东凭营业执照复印件、股东帐户卡、法定代表人授权委托书、出席人身份证办理登记手续。异地股东可用信函或传真方式登记。

2.登记时间：2007年4月3日上午8:30—11:30，下午14:00—17:00

3.登记地点：江西省赣州市红旗大道20号八楼天音通信控股股份有限公司证券部

四、其他事项

1.会议联系方式

联系人：［illegible］　联系电话：0797-8117002

邮政编码：341000　传真：0797-8217132　0797-8111523

2.会期半天，与会股东食宿及交通费用自理。

五、授权委托书

天音通信控股股份有限公司
2007年第二次临时股东大会授权委托书

兹委托　　先生（女士）代表本单位（或个人）出席天音通信控股股份有限公司2007年第二次临时股东大会并代为行使表决权。

委托人签名：　　身份证号码：

股东帐号：　　持股数：

委托权限：

受托人签名：　　身份证号码：

委托日期：　年　月　日

天音通信控股股份有限公司董事会
2007年3月21日

证券简称：天音控股　证券代码：000829　公告编号：2007-15号

天音通信控股股份有限公司对外担保公告

本公司及其董事、监事、高级管理人员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或者重大遗漏。

一、担保情况概述

根据控股子公司深圳市天音通信发展有限公司（以下简称"天音通信公司"）的生产经营资金需求，本公司拟为天音通信公司向银行等金融机构申请授信额度25亿元提供担保，担保期限自股东大会通过之日起一年内有效。在该议案期间内，如果本公司为天音通信公司担保的担保额未达到25亿元，则未使用的担保额度失效。该事项需本公司股东大会审议通过。

根据本公司生产经营资金需求，同意天音通信公司为本公司向银行等金融机构申请授信4亿元提供担保，担保期限自股东大会通过之日起一年内有效。在该议案期间内，如果天音通信公司为本公司担保的担保额未达到4亿元，则未使用的担保额度失效。该事项需提交股东大会审议通过。

上述担保事项已经本公司第四届董事会第十三次会议审议通过，尚需公司股东大会审议通过。

二、被担保人的基本情况

天音通信公司是本公司的控股子公司，本公司持有其70%股权，注册地址：深圳市福田区深南中路3号新闻大厦33层，法定代表人：［illegible］，注册资本：人民币3000万元，成立日期：1996年12月3日，经营范围：通讯产品的销售；国内商业、物资供销业（不含专营、专控、专卖商品）。

2006年度，天音通信公司实现主营业务收入1,409,803.03万元，净利润：24,014.76万元，截至2006年12月31日，总资产：420,730.71万元，净资产：71,944.41万元。

三、董事会意见

鉴于天音通信公司代理品牌增加和销售模式转变成功，销售收入增长迅速，资金需求加大，同时，本公司所涉及业务公司及其他业务经营部分条件，需要向银行融资扩大生产经营，满足市场发展的需求。因此，上述担保事项有利于公司获得业务发展所需资金，支持公司业务快速发展，符合公司整体利益，为股东创造良好回报。

四、累计对外担保及逾期担保的数量

截至目前，本公司累计对外担保163,100万元，其中为天音通信公司担保160,300万元，为控股子公司赣州长江实业有限责任公司担保2800万元，无逾期担保。

五、备查文件

1.被担保人营业执照复印件；

2.被担保人营业执照；

天音通信控股股份有限公司董事会
2007年3月21日

证券简称：伊利股份　证券代码：600887　公告编号：临2007—04

内蒙古伊利实业集团股份有限公司
第五届董事会临时会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

内蒙古伊利实业集团股份有限公司（以下简称"公司"）第五届董事会临时会议于2007年3月20日上午9:00在伊利集团公司三楼会议室召开。会议应到董事11人，实到董事10人，董事［illegible］因病未能出席本次会议，委托［illegible］董事长代为出席并行使表决权。会议由副董事长主持。监事会成员列席了会议。会议符合《公司法》和《公司章程》的规定，合法有效。

会议审议并通过了以下议案，形成如下决议：

审议并通过了《内蒙古伊利实业集团股份有限公司关于聘任公司副总裁的议案》。公司董事会根据总裁提名，同意聘任刘春海、赵成霞、胡利平为公司副总裁。

刘春海　10票赞成，0票反对，0票弃权，1票回避；

赵成霞　10票赞成，0票反对，0票弃权，1票回避；

胡利平　10票赞成，0票反对，0票弃权，1票回避。

本次董事会对刘春海、赵成霞、胡利平聘任事项表决事项部分内容有利害关系，在表决上述事项时进行了回避，未参加相关表决。

特此公告

内蒙古伊利实业集团股份有限公司
董　事　会
二〇〇七年三月二十日

候选人简历

刘春海：历任伊利集团公司液态奶事业部党总支副书记、行政部总监，伊利集团公司行政部总经理。现任伊利集团公司执行董事兼总裁助理。

赵成霞：历任伊利集团公司财务管理部总经理，现任伊利集团公司执行董事兼总裁助理、财务负责人。

胡利平：历任伊利集团公司培训中心总经理，现任伊利集团公司执行董事兼总裁助理、董事会秘书。

内蒙古伊利实业集团股份有限公司独立董事
关于聘任公司副总裁的独立意见

我们作为内蒙古伊利实业集团股份有限公司的独立董事，就公司董事会根据公司总裁［illegible］先生提名，聘任刘春海、赵成霞、胡利平为公司副总裁事宜发表独立意见如下：

公司董事会根据公司总裁提名聘任刘春海、赵成霞、胡利平为公司副总裁的程序合法有效。经审查，认为刘春海、赵成霞、胡利平符合有关法律、法规和《公司章程》对副总裁的任职要求，我们同意聘任刘春海、赵成霞、胡利平为公司副总裁。

独立董事签字：［illegible］　王朝辉　［illegible］　［illegible］

二〇〇七年三月二十日

证券简称：伊利股份　证券代码：600887　公告编号：临2007—05

内蒙古伊利实业集团股份有限公司
第五届董事会临时会议（书面表决）决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏。

内蒙古伊利实业集团股份有限公司（以下简称"公司"）第五届董事会临时会议依照《公司法》、《公司章程》及《董事会议事规则》的有关规定，对2007年3月20日书面（传真等）方式送达的《内蒙古伊利实业集团股份有限公司第五届董事会临时会议书面表决通知书》中的审议事项以书面（传真等）方式进行了表决。应参加本次董事会会议的董事十一名，实际参加本次董事会会议的董事十一名。会议符合《公司法》和《公司章程》的规定，合法有效。

会议审议并通过了以下议案，形成如下决议：

1.审议并通过了《内蒙古伊利实业集团股份有限公司关于公司副总裁辞职的议案》。［illegible］先生因身体原因申请辞去公司副总裁职务，公司同意其辞去公司副总裁职务。

2.审议并通过了《内蒙古伊利实业集团股份有限公司关于确定股权分置改革方案激励对象名单的议案》。

根据公司股权分置改革方案中追加支付安排，确定若公司2006年和2007年的经营业绩达到设定目标，将追加股份由非流通股东送出的股份转让给公司激励对象的人员名单及分配数量。

本次董事会潘刚、刘春海、赵成霞、胡利平、王晓东因与表决事项部分内容有利害关系，在表决相关事项时进行了回避，未参加相关表决。

特此公告

内蒙古伊利实业集团股份有限公司董事会
二〇〇七年三月二十日

内蒙古伊利实业集团股份有限公司
独立董事关于股权分置改革方案激励对象名单的意见

我们系内蒙古伊利实业集团股份有限公司（以下简称伊利股份或公司）独立董事，现依据《关于在上市公司建立独立董事制度的指导意见》、《上海证券交易所股票上市规则》及《内蒙古伊利实业集团股份有限公司章程》（以下简称《公司章程》）等法律、法规和规范性文件的有关规定，对伊利股份股权分置改革激励对象名单发表意见如下：

伊利股份《股权分置改革方案》已于2006年3月31日经公司2006年第一次临时股东大会暨相关股东会议表决通过。根据公司的股权分置改革方案中追加支付安排，若公司2006年和2007年的经营业绩无法达到设定目标，将分别向流通股股东追送一次股份，否则，将由非流通股股东追送的股份转送给公司激励对象，具体分配办法由公司董事会制定并实施。现已确定在2006年、2007年公司经营业绩达到设定目标时，该部分股份将转送的激励对象人员名单及分配数量。我们已认真审阅了该名单。我们认为，上述具体人员名单及其授予数量以及确定程序符合有关法律、法规的规定，未损害公司及全体股东的利益。因此，我们同意伊利股份股权分置改革激励对象名单。

独立董事签字：［illegible］　王朝辉　［illegible］　［illegible］

二〇〇七年三月二十日

证券代码:000046 证券简称:泛海建设 公告编号:2007-005

泛海建设集团股份有限公司关于缴交房屋公用设施专用基金对公司影响情况的公告

本公司及董事会全体成员保证公告内容的真实、准确、完整，没有虚假记载、误导性陈述或重大遗漏。

日前，深圳市国土资源和房产管理局发出《关于做好缴交房屋公用设施专用基金的通知》，要求各房地产开发建设单位于2007年4月1日前，对公司自1994年11月1日以后竣工的所有开发建设项目名称及应缴交的专用基金进行自查并缴交。

本公司对照《通知》，就1994年11月1日后竣工的深圳地区房地产项目缴交专用基金情况进行了自查。根据自查结果，本公司在深圳地区开发项目在竣工结算时已考虑到房屋公用设施基金计提因素，并对项目成本进行了预留。因此，本次按照《通知》精神计缴房屋设施专用基金，对公司近三年业绩基本无影响。

特此公告。

泛海建设集团股份有限公司董事会

二〇〇七年二月一日

证券代码:000029、200029 证券简称:深深房A、深深房B (公告编号:2007-001)

深圳经济特区房地产(集团)股份有限公司关于缴交房屋公用设施专用基金对公司影响的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

近日，深圳市国土资源与房产管理局发出《关于做好缴交房屋公用设施专用基金的通知》，要求各房地产开发建设单位于2007年4月1日前，对各公司自1994年11月1日以后竣工的所有开发建设项目各年度应缴交的专用基金进行自查并缴交。

经公司财务部门了解，房屋公用设施专用基金我司已有预留，缴纳公用设施专用基金不影响公司2006年及以后年度利润水平，以后年度开发的项目，会依法提取公用设施专用基金，不会对利润水平造成明显影响。

特此公告

深圳经济特区房地产(集团)股份有限公司董事会

2007年2月1日

证券简称:九芝堂 证券代码:000989 公告编号:2007—009

九芝堂股份有限公司关于社会公众股份回购进展情况的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏。

根据《上市公司回购社会公众股份管理办法（试行）》(证监发[2005]51号)的有关规定，现将回购进展情况公告如下：

2007年1月1日至2007年1月31日，公司回购股份数为0股，支付回购资金额为0元。

截止到2007年1月31日，公司累计已回购股份总数为13,845,471股，占公司总股本的5.2876%，购买的最高价格为5.29元，最低价格为4.67元，支付回购资金总额为69,699,307.16元(含印花税、佣金)。

特此公告。

九芝堂股份有限公司董事会

2007年2月1日

证券简称:平高电气 证券代码:600312 编号:临2007-003

河南平高电气股份有限公司监事会公告

本公司及监事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

河南平高电气股份有限公司(下称“公司”)监事会日前收到[illegible]监事函告，鉴于[illegible]有限公司近期持有平高电气股份权益变动情况，要求辞去所任本公司第三届监事会监事职务。

日前，公司监事会还收到[illegible]监事函告，鉴于[illegible]有限公司近期持有平高电气股份权益变动情况，要求辞去所任本公司第三届监事会监事职务。

根据有关法律、法规及本公司章程的规定，现予以公告。

河南平高电气股份有限公司监事会

2007年2月1日

证券代码:600429 证券简称:*ST三元 公告编号2007-004

北京三元食品股份有限公司第二届董事会第三十三次会议决议公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

北京三元食品股份有限公司(以下简称“公司”)第二届董事会第三十三次会议于2007年1月30日以通讯方式召开。公司董事8人，参加会议8人，本次董事会于2007年1月26日以书面方式发出会议通知。会议的召开和程序符合《公司法》和《公司章程》有关规定。

经研究，会议审议通过以下《关于公司向银行申请贷款的议案》：

1.同意公司由北京三元集团有限责任公司担保，向北京农村商业银行[illegible]支行申请综合授信业务人民币8000万元，并全部申请为流动资金贷款，期限1年。

2.同意公司由北京三元集团有限责任公司提供担保，向北京银行九龙山支行申请综合授信业务人民币5000万元，并全部申请为流动资金贷款，期限1年。

3.同意公司将位于北京市[illegible]区[illegible]的土地及地上物的抵押作为抵押，向中国银行北京分行[illegible]支行申请综合授信业务人民币5000万元，并全部申请为流动资金贷款，期限1年。

4.同意公司将位于北京市朝阳区双桥(双桥乳品厂)的地上物作为抵押，向中国银行北京分行[illegible]支行申请综合授信业务人民币5000万元，并全部申请为流动资金贷款，期限1年。

5.同意公司将位于北京市[illegible]区[illegible]有限公司东侧(北京三元食品股份有限公司乳品四厂)的地上物作为抵押，向中国工商银行北京市[illegible]支行申请综合授信业务人民币3000万元，并全部申请为流动资金贷款，期限1年。

表决结果：参与表决8票，同意8票，反对0票，弃权0票。

北京三元食品股份有限公司董事会

2007年1月30日

证券代码:600149 证券简称:S华夏通 编号:临2007-008

华夏建通科技开发股份有限公司2006年业绩预盈公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

一、预计的本期业绩情况

1.业绩预告期间：2006年1月1日至2006年12月31日

2.业绩预告情况：经本公司财务部门初步测算，预计本公司2006年度业绩盈利，具体数据以会计师事务所审计结果为准。

3.本次所预计的业绩是否经过注册会计师预审计：否

二、上年同期业绩

1.净利润：-900.87万元

2.每股收益：-0.029元

三、未在前一定期报告中进行业绩预告的原因

由于无法准确估计第四季度的经营情况，因此未能在上一定期报告中合理的进行业绩预告。

四、其他相关说明

具体数据将在2006年年度报告中进行详细披露，提请广大投资者注意风险。

华夏建通科技开发股份有限公司董事会

二〇〇七年一月三十一日

证券代码:601628 证券简称:中国人寿 编号:临2007-004

中国人寿保险股份有限公司总裁辞任公告

特别提示

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

中国人寿保险股份有限公司(「本公司」)董事会已接纳吴焰先生辞去本公司总裁职务的申请，并决议授权本公司执行董事兼副总裁万峰先生主持本公司的日常经营管理工作。

请参见本公司日期为2007年1月26日的公告。

本公司董事会(「董事会」)宣布，于2007年1月31日举行之董事会会议上，董事会已接纳吴焰先生辞去本公司总裁职务的申请，并于同一董事会会议上，董事会决议授权本公司执行董事兼副总裁万峰先生主持本公司的日常经营管理工作。

董事会谨此感谢吴先生在任内对本公司作出的贡献。

特此公告

中国人寿保险股份有限公司

董事会

2007年1月31日

证券简称:天津宏峰 证券代码:000594 编号:2007-006

天津宏峰实业股份有限公司第六届董事会第十三次会议决议公告

[illegible]

[illegible]

证券简称：天津宏峰　　证券代码：600594　　编号：2007-007

天津宏峰实业股份有限公司
关于召开2007年第一次临时股东大会的通知

[illegible]

深圳市长城投资控股股份有限公司

2006 第三季度报告

深圳经济特区房地产(集团)股份有限公司

2006 第三季度报告

山东香江控股股份有限公司

2006第三季度报告

山东香江控股股份有限公司第四届董事会第十三次会议决议公告暨召开2006年度第三次临时股东大会的公告

山东香江控股股份有限公司第四届监事会第七次会议决议公告

山东香江控股股份有限公司2006年度业绩预增公告

Short Form of the Stock: G SHENSHENFANG SHENSHENFANG B Stock Code: 000029, 200029 No.: 2006-026

SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Summary of Interim Report 2006

§1. Important Notice

1.1 The Board of Directors, the Supervisory Committee as well as directors, supervisors and senior management of the SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading. The summary of interim report 2006 is abstracted from full text of the interim report, which is published on the Internet website http://www.cninfo.com.cn in the same time. The investors are suggested to read the full text of interim report 2006 to understand more details.

1.2 No director stated that he (she) could not ensure the correctness, accuracy and completeness of the contents of the Interim Report or have objection for this report.

1.3 Name list of absent directors from the meeting

Name of absent director	Reason of absence	Name of assignee
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

1.4 The interim financial report of the Company has not been audited.

1.5 Mr. Shao Zhihe, person in charge of the Company, Mr. Guo Hongzhuang, person in charge of Accounting Work, and Mr. Chen Jiacai, person in charge of Accounting Organ hereby confirm that the Financial Report enclosed in the Interim Report is true and complete.

§2. Company Profile

2.1 Basic information

Short form of the stock	G SHENSHENFANG SHENSHENFANG B	
Stock code	000029, 200029	
Listed stock exchange	Shenzhen Stock Exchange	
	Secretary of the Board	Securities Affairs Representative
Name	[illegible]	[illegible]
Contact address	[illegible]	[illegible]
Telephone	[illegible]	[illegible]
Fax	[illegible]	[illegible]
E-mail	[illegible]	[illegible]

2.2 Major financial data and indexes

2.2.1 Major accounting data and financial indexes

Unit: RMB Yuan

Items	At the end of the report period	At the end of the last year	Increase/decrease of the end of the report period compared with the end of the last year (%)
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Items	In the report period (Jan. to Jun. 2006)	In the same period of the last year	Increase/decrease of the report period compared with the same period of the last year (%)
Net profit	[illegible]	[illegible]	[illegible]
Net profit after deducting non-recurring gains and losses	[illegible]	[illegible]	[illegible]
Earnings per share	[illegible]	[illegible]	[illegible]
Earnings per share (diluted)	[illegible]	-	-
Return on equity (%)	[illegible]	[illegible]	[illegible]
Net cash flow arising from operating activities	[illegible]	[illegible]	[illegible]

Note: Earnings per share was calculated based on new share capital if the Company's share capital from the end of report period to disclosure date of this report had been changed.

2.2.2 Items of non-recurring gains and losses

√Applicable □Inapplicable

Unit: RMB Yuan

Items of non-recurring gains and losses	Amount
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]
Total	[illegible]

[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	

3.3 Particulars about change in controlling shareholder and actual controller of the Company

□Applicable √Inapplicable

§4. Particulars about Directors, Supervisors and Senior Management

4.1 Particulars about changes in shares held by directors, supervisors and senior management

√Applicable □Inapplicable

Name	Office title	Number of holding shares at the period-begin	Number of holding shares at the period-end	Reason for change
[illegible]	Director of the Board	[illegible]	[illegible]	[illegible]

§5. Discussion and Analysis of the Management

5.1 Main operations classified according to industries or products

Unit: RMB'0000 Yuan

Industries	Income from main operations	Cost of main operations	Profit ratio of main operations (%)	[illegible] (%)	[illegible] (%)	[illegible] (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Products						
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

5.2 Main operations classified according to region

Unit: RMB'0000 Yuan

Region	Income from main operations	Increase/decrease in income from main operations over the last year (%)
Domestic	[illegible]	[illegible]
Overseas	[illegible]	[illegible]

5.3 Other operations activities having significant influence on net profit

□Applicable √Inapplicable

5.4 Operation of share-holding companies

□Applicable √Inapplicable

5.5 Reasons of significant changes in main operations and its structure compared with the last year

□Applicable √Inapplicable

5.6 Reasons of significant changes in profitability capability of main operations (gross profit ratio) than that in the last year

□Applicable √Inapplicable

5.7 Analysis to reasons of significant changes in profit breakdown compared with the previous year

□Applicable √Inapplicable

[illegible]

5.8.1 Utilization of the raised proceeds

paid a deposit of RMB45,000,000. But outstanding purchase consideration of RMB100,000,000 and the construction cost of RMB15,000,000 have still not been settled while the property right of Guming building has been transferred to Baoxin. So the company lodged a claim. As sentence by the Guangdong High People's Court on September 28 2002, Baoxin should pay the outstanding purchase consideration of RMB 91,948,060 and the interests to the company. Upon a second round of the case, the outcome remained unchanged and in the favor of the company. Up to December 31 2004, part of outstanding purchase consideration has been received. In 2005, As sentence by the Guangdong High People's Court on July 7 2005, By Guangdong Shanwei urban people's court is responsible executed for this case. Because can't be found property available from executee, so fail to execute this year. For prudence purpose, the company has not recognized any income, cost on the above transaction. The company accounting RMB166,109,047 of Guming Building to other account receivable and deduct the provision for doubtful accounts of RMB 69,907,107, as also after received of RMB68,720,773.33 in receive in advance account, balance of RMB27,481,166.67 as provision for doubtful accounts.

(2) Lawsuit case of Xi'an

A subsidiary, Fresh Peak Holding limited company (called Fresh Peak below), entered into a joint venture agreement with a third party to establish a contractual joint venture, Xian Fresh Peak Estate Commercial limited company (Xian Fresh Peak Estate) in Xian. Its principal activities are the development and management of commercial buildings in Xian. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xian Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xian government decided to receive the project and transferred to an enterprise under a department of the Xian government. Xian Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgment in Xian was that 1: the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36,620,000 plus interest and 2: the development of Xian government is jointly liable for the interest payment. During this year RMB11,500,000.00 have been received. In May 30 2005, issuance <Warrant of creditor's right> through the Shaanxi High People's Court, confirm the two executors still owing RMB21,540,000.00 of principal and interest to Fresh Peak. The company with Xian government consults until now. Up to December 31 2005, RMB42,143,749.62 was included in contractual joint venture and a provision of RMB21,438,091.59 has been made in account.

(3) Lawsuit case of Shantou Xinfeng Building

On June 23 1993, the Shantou branch of the Company ("Shantou Branch") signed a cooperation contract with Shantou Special Economic Zone Songshan Workshop Development Co., Ltd("Songshan Company"). Subsequently, on May 8 1996, the Company signed with Songshan Company a supplement on the implementing of the contract. Because this object had not been put into practice yet, the Company and the Songshan Company enter to an agreement on January 20 2000 to build a temporary market which in fact has being in operation till now. On August 16 2004, Songshan Company took an claim against Shantou Branch to the Shantou Intermediate People's Court to claim that 1) to terminate the contract, 2) Shantou Branch should pay it the compensation of about RMB7,510,000 and 3) Shantou Branch should transfer to it all the licenses and management rights of the Fresh Peak Building and the temporary market authorized by the government. Subsequently, on October 15, 2004, Shantou Branch took a counter-claim against Songshan Company to the Shantou Intermediate People's Court to claim that 1) the relative contracts and agreements have no legal effect and 2) Songshan Company should pay back the amount of HKD41,774,110.00, [illegible]

Name of the shareholder	Special commitments	Implementation of the commitment	Implementation of the guarantee
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

Note: Special commitments refer to the commitments other than the statutory commitments made during the Share Merger Reform.

6.7 Explanation on the time arrangement for the Share Merger Reform by companies that have not carried out the reform

□Applicable √Inapplicable

Explanations by companies that have not carried out the share merger reform for failing to implement their commitments of Share Merger Reform as planned

□Applicable √Inapplicable

§7. Financial Report

7.1 Auditors' opinions

Financial Report	√Un-audited □Audited

7.2 Statement of profit and profit distribution

Unit: RMB

Items	As of the period		The same period of last year	
	Consolidation	Parent company	Consolidation	Parent company
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

§3. Changes in Share Capital and Particulars about Shares Held by Main Shareholders

3.1 Statement of change in shares

☐Applicable √Inapplicable

Number of shares held by the top ten shareholders subject to moratorium and trading moratorium

Unit: share

No.	Name of share holders subject to moratorium	Number of holding shares subject to moratorium	Date of going for trade	Number of additional shares traded	Trading moratorium
1	Shenzhen Investment Holding Co., Ltd	672,654,600	Feb. 17, 2007	0	[illegible]
			Feb. 17, 2008	0	

3.2 Particulars about shares held by the top ten shareholders and the top ten shareholders not subject to moratorium

Unit: share

Total shareholders at the end of report period					87,882
Particulars about shares held by the top ten shareholders					
Name of Shareholder	Nature of shareholders	Proportion (%)	Total number of shares held (share)	Number of holding shares subject to moratorium	Number of shares pledged or frozen
SHENZHEN INVESTMENT HOLDINGS CO. LTD	State-owned shareholder	66.57%	672,654,600	672,654,600	0
JIANG CHANG	Other	0.11%	1,115,720	0	0
YANG CONG RONG	Foreign shareholder	0.11%	1,105,400	0	0
HE CHANG JIN	Foreign shareholder	0.10%	[illegible]	0	0
[illegible]	Foreign shareholder	0.08%	799,903	0	0
CHU HOOI YUK	Foreign shareholder	0.07%	720,000	0	0
CHEN KANG LANG	Foreign shareholder	0.07%	711,407	0	0
[illegible] AUSTRALIA PTY LIMITED	Foreign shareholder	0.06%	609,000	0	0
CHEN LO	Foreign shareholder	0.06%	600,000	0	0
[illegible]	Foreign shareholder	0.06%	600,000	0	0

Particulars about shares held by the top ten shareholders not subject to moratorium		
Name of Shareholder	Number of holding shares not subject to moratorium	Type
JIANG CHANG	1,115,720	Ordinary share
YANG CONG RONG	1,105,400	Domestically listed foreign share

[illegible] and explanation on reason

☐Applicable √Inapplicable

5.11 Explanation of the Management Team on "Qualified Opinion" from the Certified Public Accountants in the report period

☐Applicable √Inapplicable

5.12 Explanation of the Management Team on changes and solutions of the issues involved in "Qualified Opinion" from the Certified Public Accountants in the last year

☐Applicable √Inapplicable

§6. Important Events

6.1 Purchase, sales and assets reorganization

6.1.1 Purchase of assets or assets bought-in

☐Applicable √Inapplicable

6.1.2 Sales of assets or assets sold

☐Applicable √Inapplicable

6.1.3 Progress of these events after the publication of the Assets Reorganization Report or public notices on the purchases or sales of assets, as well as the influences of these events on the operation results and financial status of the Company in the report period

☐Applicable √Inapplicable

6.2 Important guarantee events

☐Applicable √Inapplicable

6.3 Related events and liabilities current

√Applicable ☐Inapplicable

Unit: RMB '0000 Yuan

Name of related party	Relationship with the Listed Company	Capital provided to related parties by the Listed Company		Capital provided to the Listed Company by related parties	
		Amount	Balance	Amount	Balance
Shenzhen Construction Group Property Co., Ltd	Corporation controlled by the controlling shareholder and actual controller	0.00	0.00	[illegible]	[illegible]
Total		0.00	0.00	[illegible]	[illegible]

The capital provided by the Listed Company to the controlling shareholder and its subsidiaries during the report period totaled RMB 0.00, and the balance was RMB 0.00.

6.4 Significant lawsuits and arbitrations

√Applicable ☐Inapplicable

(1) Lawsuit case on Guoxing Building

On March 21 1997, the company executed an agreement with Bonnin Real Estate Development (Shenzhen) Company Limited (called Bonnin below) to sell its share of 68% interest in Guoxing Building at a consideration of RMB145,000,000. In addition, the construction cost for the building of RMB15,000,000 was undertaken by Bonnin. Bonnin has [illegible]

[illegible] Peak below), entered into a equity control agreement with a third party to establish a equity controlled company—ShenYang Tongxin Real Estate Development Limited Company (called ShenYang TongXin below), its principal activities are the development and development of Xinfeng mall in ShenYang. January 5 2005, the company signed <confirm the creditor and debtor and repayment agreement> with Fresh peak, ShenYang TongXin. Our company RMB87,181,320.88 of principal in a loan by the Fresh Peak to confirm and promises repayment before January 30 2005; The ShenYang TongXin to discharge a debt and an obligation, RMB59,026,688.10 of principal and interest of Fresh Peak liabilities limitation. Due to agreement can't compliance with the period. In 2005 the company sued to Shenzhen intermediate people's court. The company manages to reconciliation agreement with Fresh Peak and ShenYang TongXin, continue the above confirmed to jointly liability of principal and interest; though ShenZhen intermediate people's court confirmed for adjust agreement and having the force of law. But due to unfulfilled of obligation by both parties, the company applies of forcible execution toward the court in June 21 2005. On October 9 2005, after carries out the court Shenzhen intermediate people's court to entrust Shenzhen country auctioneers to unite the property to appraise The Real State Estimate consultation Limited Company may supply to this case to carry out (Shenyang which the property Fresh Peak company has with ShenYang Tongxin company 93.1% stockholder's rights) the value carries on the appraisal, carries out the auction limit on Shenzhen intermediate people's court. On November 23, 2005, after Shenzhen intermediate people's court the civil written verdict to rule: Auctions Shenyang which the Fresh Peak company has with Tongxin company 93.1% stockholder's rights, the first auction base price (after compares for the RMB65,640,630.61 Yuan buys fasten to compete the above stockholder's rights, Fresh Peak company will give up it to Shenyang Tongxin company's all creditor's rights); Above carries out the measure by RMB87,181,320.88 Yuan, the interest, punishes the rent, the legal fee, the execution spends and so on to be limited to. On January 22 2006, this 93.1% stockholder's rights by compete putting to compete by RMB 89,200,000 Yuan. This case still carries out at present.

6.5 Other important events as well as analyses and explanations on their influences and solutions

Non-operating capital occupation and clearing progress:

☐Applicable √Inapplicable

6.6 Special commitments made by the originally non-circulating shareholder during the Share Merger Reform and their implementation

√Applicable ☐Inapplicable

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[illegible]	-1,[illegible]	-1,[illegible]	-1,[illegible]	-1,[illegible]
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[illegible]	-1,[illegible]	-1,[illegible]	-1,[illegible]	-1,[illegible]
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1. [illegible]				
2. [illegible]				
3. [illegible]				
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5. [illegible]				
6. Other				

Legal representative: Shao Zhihe

Person in charge of accounting work: Guo Hongzhuang

Person in charge of accounting organ: Chen Jinrui

7.3 Notes to the statements

7.3.1 Should there be any changes in accounting policies or accounting estimation or correction of accounting errors, give the relevant content, reasons and amounts influenced.

☐Applicable √Inapplicable

7.3.2 Should there be any significant changes in the consolidation scope of the financial statements, give the reasons and the amounts influenced.

☐Applicable √Inapplicable

7.3.3 Should the auditors have expressed qualified opinions, give relevant notes to the issues involved.

☐Applicable √Inapplicable

Board of Directors of
SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Aug. 23, 2006

證券簡稱：C深物業、深物業B　　公告編號：2006-027
證券代碼：000029、200029

深圳經濟特區房地產（集團）股份有限公司第五屆董事會第四次會議決議公告

[illegible]

深圳經濟特區房地產（集團）股份有限公司
董事會
2006年8月23日

[illegible]

證券簡稱：C深物業、深物業B　　公告編號：2006-028
證券代碼：000029、200029

深圳經濟特區房地產（集團）股份有限公司2006年第二次臨時股東大會通知

[illegible]

電話：（0755）82293000-4718、4715
傳真：（0755）82294024

授權委托書

[illegible]

深圳經濟特區房地產（集團）股份有限公司
董事會
2006年8月23日

[illegible]

證券簡稱：C深物業、深物業B　　公告編號：2006-029
證券代碼：000029、200029

深圳經濟特區房地產（集團）股份有限公司監事會決議公告

[illegible]

深圳經濟特區房地產（集團）股份有限公司
監事會
2006年8月23日

END